UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of February 2024
Commission File Number 1-15200
Equinor ASA
(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER,

NORWAY
(Address of principal executive offices)
Indicate by check mark whether the registrant files

or will file annual reports under cover of Form

20-F or Form 40-F:
Form 20-F X

Form 40-F
This Report on Form 6-K contains a report of

the fourth quarter 2023 results of Equinor ASA.

Equinor fourth quarter 2023

Equinor fourth quarter and full year 2023 results
Equinor delivered adjusted earnings* of USD 8.68 billion and USD 1.88 billion after tax in the fourth
quarter of 2023. Net operating income was USD 8.75 billion and net income was USD 2.61 billion.
The fourth quarter and full year were characterised by:
●

Strong financial performance
●

2.1% production growth in 2023

●

Continued optimising of oil and gas portfolio, sanctioning projects for future growth
●

Growth in onshore renewables power production and portfolio
●

Cost focus and capital discipline
Competitive capital distribution
●

Proposed increase in ordinary cash dividend to USD 0.35 per share, set ambition to grow quarterly cash dividend by 2 cents per
year

●

Proposed extraordinary cash dividend of USD 0.35 per share
●

Announced two-year share buy-back programme of USD 10-12 billion, with USD

6 billion for 2024

●

Expected total capital distribution in 2024 of USD 14 billion
Equinor is well positioned for profitable growth towards 2035
Key ambitions:
●

Stronger cash flow and sustaining competitive returns. Growing cash flow from operations after tax* towards 2030 and 2035 by
adding material contribution from renewables and low carbon solutions on top of stable cash flow from oil, gas and trading.
●

Broader energy. Maintaining high oil and gas production, significant profitable growth in renewable power, decarbonised energy and CO

storage.
●
Lower emissions. Reducing operated emissions and increasing production of low carbon energy and CCS to reduce carbon
intensity.
Anders Opedal, president and CEO of Equinor ASA:
“In 2023 we continued to contribute to energy security in Europe and delivered 2.1% production growth. Solid operational performance
and cost focus yielded strong financial results and cash flow. We delivered competitive capital distribution, while investing in a profitable portfolio that will contribute to future growth.”

«Equinor is well positioned to deliver profitable growth. We expect to grow our cash flow and sustain competitive returns. We are
extending the outlook for stable contribution from oil and gas to 2035. By 2030 we expect material and rapidly growing cash flow from
our renewables and low carbon business.”
“We will provide a broader energy offering with lower emissions. We aim to grow renewables and decarbonised energy to more than
80 terawatt hours by 2035 and have increased our ambition for carbon storage.”
Financial information Quarters Change Full year
(unaudited, in USD million) Q4 2023 Q3 2023 Q4 2022 Q4 on Q4 2023 2022 Change
Net operating income/(loss) 8,748 7,453 16,584 (47%) 35,770 78,811 (55%)
Adjusted earnings*
1)
8,681 8,024 17,014
1)
(49%) 36,220

76,921
1)
(53%)
Net income/(loss) 2,608 2,501 7,897 (67%) 11,904 28,744 (59%)
Adjusted earnings after tax*
1)
1,879 2,731 4,719
1)
(60%) 10,371

22,680
1)
(54%)
Cash flows provided by operating activities 2,736 5,236 4,267 (36%) 24,701 35,136 (30%)
Cash flow from operations after taxes paid* 2,787 7,594 6,800 (59%) 19,741 39,752 (50%)
Net cash flow* (3,262) 1,479 1,669 N/A (8,340) 23,388 N/A
Operational information

Group average liquids price (USD/bbl) [1] 75.7 80.3 80.4 (6%) 75.0 94.1 (20%)
Total equity liquids and gas production (mboe per day) [4] 2,197 2,007 2,046 7% 2,082 2,039 2%
Total power generation (GWh) Equinor share 1,241 883 1,332 (7%) 4,235 2,661 59%

Equinor fourth quarter 2023

Renewable power generation (GWh) Equinor share 694 373 517 34% 1,937 1,649 17%
*
For items marked with an asterisk throughout this report, see

Use and reconciliation of non-GAAP financial measures

in the Supplementary disclosures
1) Restated. For more information, see Amended principles

for Adjusted earnings in the section ‘Use and reconciliation of non-GAAP financial measures’ in the
Supplementary disclosures.

Equinor fourth quarter 2023

Health, safety and the environment
Full year Full year
2023 2022
Serious incident frequency (SIF) 0.4 0.4
Full year Full year
2023 2022
Upstream CO
2

intensity (kg CO
2
/boe) 6.7 6.9
Full year Full year
2023 2022
Absolute scope 1+2 GHG emissions (million tonnes

CO
2
e) 11.6 11.4
31 December

31 December %-point
Net debt to capital employed adjusted*
2023 2022 change
Net debt to capital employed adjusted* (21.6%) (23.9%) 2.3
Dividend
(USD per share) Q4 2023 Q3 2023 Q4 2022
Ordinary cash dividend per share 0.35 0.30 0.30
Extraordinary cash dividend per share 0.35 0.60 0.60
In 2023 Equinor settled shares in the market under the share buy-back programmes of USD 1.95 billion and USD 3.64 billion for the
Norwegian government’s share of the 2022 programme and the first tranche of the 2023 programme.
Strong operational performance
Equinor delivered strong production for the fourth quarter of 2,197 mboe per day, up from 2,046 in the same quarter of 2022, driving production growth for 2023 to 2.1%, above the updated guidance of 1.5%.
Equity liquids and gas production was up 14% and 1% respectively, from the same quarter in 2022. The production increase was mainly driven by strong production at the Johan Sverdrup field and new wells in production. The production increase was also driven
by contributions from the international portfolio with the Peregrino field reaching plateau production and strong performance from US
offshore assets.
Power production from renewable energy sources reached 694 GWh in the quarter, up 34% from the same quarter last year. This increase was mainly driven by onshore production from Rio Energy in Brazil and Wento in Poland,

along with production from Hywind
Tampen. In the UK, the world's largest offshore windfarm, Dogger Bank, delivered first power in the fourth quarter and is currently ramping up production. Including the UK gas-to-power, total power production ended at 1,241 GWh for the quarter.
Strong financial results
Equinor delivered strong adjusted earnings* of USD 8.68 billion and USD 1.88 billion after tax in the fourth quarter. Gas prices are
significantly down compared to the extraordinary price levels seen in 2022, and more than offset the contribution from increased production.

In the fourth quarter, Equinor recognised net impairments of USD 328 million, mainly related to the announced sale of assets and exit
from Azerbaijan.
Cash flow provided by operating activities, before taxes paid and working capital items, amounted to USD 10.89 billion for the fourth
quarter. Cash flow from operations after tax*

ended at USD 2.79 billion for the fourth quarter, bringing the cash flow from operations after tax* to USD 19.7 billion for the year.
Equinor paid two ordinary NCS tax instalments in the fourth quarter and an extra instalment in October, totalling at USD 7.9 billion.
One ordinary instalment of USD 3.7 billion
1)
, will be paid in the first quarter of 2024.
Organic capital expenditure* was USD 2.99 billion for the quarter, and USD 10.2 billion for the full year. Total capital expenditure was
USD 3.77 billion for the fourth quarter and USD 14.5 billion for 2023.

After taxes, capital distribution to shareholders and investments, net cash flow* ended at negative

USD 3.26 billion for the fourth
quarter and at negative USD 8.34 billion for the full year. Equinor retains a strong financial position with adjusted net debt to capital employed ratio* at negative 21.6% by the end of the fourth quarter, compared to negative 22.9% at the end of the third quarter of
2023.

Equinor fourth quarter 2023

Progressing on strategy and enabling future growth
As the largest energy provider to Europe, Equinor continues to develop its broad portfolio to contribute to energy security.
On the NCS Equinor increased its ownership share to 50% in the Linnorm discovery in the Norwegian Sea, which is the largest
undeveloped gas discovery on the NCS. The Breidablikk field ramped up successfully towards its plateau production of around 60
mboe per day at 100%. In a response to Europe’s need for long-term, reliable energy supply, Germany’s state owned energy company SEFE entered into a long-term gas sales agreement with Equinor. Under the contract Equinor will deliver 10 bcm of gas annually at least to 2034 and pursue large scale hydrogen supplies. Equinor made final investment decision on the partner-operated
Sparta field in the US Gulf of Mexico, the third large investment decision in the international upstream business of the year. The
Sparta field has estimated resources above 250 million boe and is designed for a production capacity of 100 mboe per day. Equinor
continued to focus its international oil and gas, with the announced sale of assets in Nigeria and Azerbaijan. These assets have
delivered profitable production to Equinor over the last decades.
In the UK, operations recently started at Blandford Road battery asset, the company’s first commercial power storage asset.

Danske
Commodities will provide market access and optimisation, providing further value creation in a power market with a high share of
intermittent renewable power.
Equinor has announced its intention to take full ownership of the Empire Wind projects in the US through a swap transaction with bp,
where bp takes full ownership to the Beacon Wind projects.
Equinor completed 12 exploration wells offshore with 9 commercial discoveries in the quarter. At the quarter end, 4 wells were ongoing.
In 2023 Equinor added proved reserves mainly through sanctioning of new field developments, resulting in an organic reserve
replacement ratio (RRR) of 104%, and an organic three-year average of 107%, excluding purchase and sales.
Equinor progressed several projects to reduce emissions from production, and the average CO2-emission from the operated
upstream production, on a 100% basis, was 6.7 kg per boe for 2023. Absolute greenhouse gas emissions scope 1 and 2 was 11.6
tonnes CO2 equivalents for the full year.
The twelve-month average serious incident frequency (SIF) for 2023 was 0.4, stable from the previous year.
Competitive capital distribution
The board of directors proposes to the annual general meeting on 14 May 2024 an ordinary cash dividend of USD 0.35 per share for
the fourth quarter 2023, an increase of USD 0.05 per share from the third quarter of 2023, and sets an ambition to grow the quarterly
cash dividend by 2 cents per year. Based on the strong earnings in 2023 and the robust financial position of the company, the board of directors further proposes an extraordinary cash dividend of USD 0.35 per share for the fourth quarter of 2023. Equinor share will
trade ex-dividend on Oslo Børs and New York Stock Exchange from and including 15 May 2024.
The interim cash dividends for the first, second and third quarter of 2024, to be decided by the board of directors on a quarterly basis
in line with the company’s dividend policy, subject to existing and renewed authorisation from the annual general meeting, are expected to be at the same level as for the fourth quarter of 2023.
The fourth tranche of the share buy-back programme for 2023 was completed on 19 January

2024 with a total value of USD 1.67
billion. Following this, the total share buy-backs under the share buy-back programme for 2023 amounts to USD 6 billion.
The board of directors has decided to announce a two-year share buy-back programme for

2024-2025 of USD 10-12 billion in total,
with up to USD 6 billion for 2024. The share buy-back programme will be subject to market outlook and balance sheet strength. The
first tranche of up to USD 1.2 billion of the 2024 share buy-back programme will commence on 8 February and end no later than 5
April 2024. Commencement of new share buy-back tranches after the first tranche in

2024 will be decided by the board of directors on
a quarterly basis in line with the company’s dividend policy and will be subject to existing and new board authorisations for share buy-
back from the company’s annual general meeting and agreement with the Norwegian State regarding share buy-back.
(1)

NOK 37 billion, USD estimate based on a USD/NOK exchange

rate assumption of 10.

Equinor fourth quarter 2023

Capital markets update: Profitable growth towards 2035
With a firm strategy and strong portfolio of projects, Equinor is well positioned for profitable growth with a stronger cash flow, a
broader energy offering and lower emissions towards 2035
1
.
Key ambitions:
●

Stronger cash flow:
Grow cash flow from operations after tax* to around USD 23 billion by 2030 and to more than USD

26 billion by 2035. Deliver
high returns while transitioning with a ROACE*

above 15% towards 2030 and target to sustain a level of around 15% through
2035.

●

Broader energy:
Produce more than 80 TWh from renewables and decarbonised energy and deliver transport and storage of 30-50 million tonnes
CO
2

annually by 2035. Maintain oil and gas production of around 2 million barrels per day through

2030 and produce around 1.2
million barrels per day from the Norwegian Continental Shelf in 2035.

●

Lower emissions:
50% net reduction of operated emissions by 2030, and 40% reduction in net carbon intensity by

2035, in line with our Energy
transition plan
2
.

Equinor is contributing to energy security, while driving decarbonisation and energy transition.
Stronger cash flow

Equinor expects to sustain an annual average cash flow from operations after tax* from oil, gas and trading of around USD 20 billion
through 2035. Renewables and low carbon solutions are expected to deliver a material contribution with around USD 3 billion in 2030
and above USD 6 billion in 2035.
Equinor will continue to optimise the oil and gas portfolio and invest in a profitable project portfolio coming on stream the next ten
years, with an average breakeven price of around USD 35 per boe, 30% internal rate of return,

2.5 years payback time and an
upstream operated scope 1 CO
2

intensity below 6 kg per boe. Equinor expects to deliver above 5% production growth for oil and gas
from 2023 – 2026 and maintain production of around 2 million barrels per day in 2030.
Broader energy offering
Equinor is set to broaden the energy offering and aims to deliver above 80 TWh from renewables and decarbonised energy by 2035.
Based on extensive experience from CCS and project pipeline progress, Equinor also increases the ambition for annual CO
2

storage
to 30-50 million tonnes in 2035.
For the renewables portfolio, Equinor expects real base project returns of 4-8%. CCS projects are also expected to deliver real base
project returns of 4-8%, with potential for higher returns as markets mature.
Lower emissions
Equinor continue to progress according to the Energy transition plan. Gross investments in renewables and low carbon solutions
increased to 20% in 2023 and Equinor is on the path to reach the ambition of above

50% by 2030. Equinor’s operated emissions are
30% lower in 2023 compared to 2015. The company is on track to deliver on the

2030 ambition of net 50 percent reduction in
operated scope 1 & 2 CO
2

emissions. Reduced emissions, growth in renewables, decarbonised energy and CCS, underpins the ambition to reduce net carbon intensity by 20% by 2030 and 40% by 2035.
Updated outlook for 2024:
●

Organic capex* of around USD 13 billion
3
.
●

Stable oil and gas production from 2023.
●

Doubling of annual power production from renewable sources compared to 2023.
This press release contains Forward Looking Statements. Please see the Forward Looking Statement

disclaimer published on
Equinor.com/investors/cmu-2024-forward-looking-statements
1

All forward looking financial numbers

are based on
Brent blend 75 USD/bbl, Henry

Hub 3.5 USD/mmbtu and European gas price

2024/25: 13
USD/mmbtu, and 2026 onwards: 9 USD/mmbtu
2

See Equinor Energy transition plan at https://www.equinor.com/magazine/our-plan-the-energy-transition
3

USD/NOK exchange rate assumption of

10.

Equinor fourth quarter 2023

GROUP REVIEW
Financial information Quarters Change Full year
(unaudited, in USD million) Q4 2023 Q3 2023 Q4 2022 Q4 on Q4 2023 2022 Change
Total revenues and other income 29,054 26,024 34,321 (15%) 107,174 150,806 (29%)
Adjusted total revenues and other income*
1)
28,483 25,735

35,501
1)
(20%) 105,871

151,891
1)
(30%)
Total operating expenses (20,306) (18,571) (17,737) 14% (71,404) (71,995) (1%)
Adjusted purchases* [5] (13,672) (12,392) (12,781) 7% (48,003) (54,415) (12%)
Adjusted operating and administrative expenses* (3,235) (2,703) (3,032) 7% (11,540) (10,530) 10%
Adjusted depreciation, amortisation and net impairments* (2,518) (2,426) (2,279) 11% (9,374) (8,879) 6%
Adjusted exploration expenses* (377) (190) (396) (5%) (734) (1,146) (36%)
Net operating income/(loss) 8,748 7,453 16,584 (47%) 35,770 78,811 (55%)
Adjusted earnings*
1)
8,681 8,024

17,014
1)
(49%) 36,220

76,921
1)
(53%)
Capital expenditures and Investments 3,031 2,652 2,376 28% 10,575 8,758 21%
Cash flows provided by operating activities 2,736 5,236 4,267 (36%) 24,701 35,136 (30%)
Cash flows from operations after taxes paid* 2,787 7,594 6,800 (59%) 19,741 39,752 (50%)
Quarters Change Full year
Operational information Q4 2023 Q3 2023 Q4 2022 Q4 on Q4 2023 2022 Change
Total equity liquid and gas production (mboe/day) 2,197 2,007 2,046 7% 2,082 2,039 2%
Total entitlement liquid and gas production (mboe/day) 2,065 1,879 1,919 8% 1,954 1,901 3%
Total Power generation (GWh) Equinor share 1,241 883 1,332 (7%) 4,235 2,661 59%
Renewable power generation (GWh) Equinor share 694 373 517 34% 1,937 1,649 17%
Average Brent oil price (USD/bbl) 84.1 86.8 88.7 (5%) 82.6 101.2 (18%)
Group average liquids price (USD/bbl) 75.7 80.3 80.4 (6%) 75.0 94.1 (20%)
E&P Norway average internal gas price (USD/mmbtu) 11.45 8.83 27.22 (58%) 12.20 31.22 (61%)
E&P USA average internal gas price (USD/mmbtu) 1.76 1.08 4.73 (63%) 1.77 5.55 (68%)
1) Restated. For more information, see Amended principles for Adjusted earnings in the section

‘Use and reconciliation of non-GAAP
financial measures’ in the Supplementary disclosures.
Operations and financial results
Equinor delivers strong production increases in the fourth quarter, securing a robust financial performance despite the impact of lower commodity prices relative to 2022.
Sustained high production levels and efficiency from Johan Sverdrup on the NCS, including phase

2 which came onstream in
December 2022, contributed substantially to the increased production within E&P Norway for the fourth quarter and full year of 2023.
The growth in production was also supported by the international portfolio with Peregrino in Brazil reaching plateau during the quarter
and Caesar Tonga in the US making notable contributions following added capacity from the first quarter of 2023.
New volumes from Buzzard in the UK following the Suncor UK acquisition, early start-up of Breidablikk on the NCS in the fourth
quarter and the ramp-up of partner operated Vito in the US in the first half of the year all positively contributed to production growth.
These increases were partially offset by the effects of the divestments from Corrib in early 2023 and in Martin Linge and Ekofisk in the
third quarter of 2022.
Operational challenges, turnarounds and extended maintenance activities, particularly affecting NCS gas assets earlier in 2023, impacted an otherwise solid full year operational performance for Equinor. The decline in full year production from the NCS, was more than offset by strong production from the international assets securing a full year increase compared to the high levels reported for
2022.
Power generation from Rio Energy and the continued maturation of both onshore and offshore projects within the Renewable portfolio
contributed well to Equinor’s power generation in the fourth quarter of 2023. The increase from the Brazilian acquisition was offset by decreased gas-to-power in the fourth quarter, attributed to decreased clean spark spread. Full year 2023 power generation increase is primarily driven by the acquisition of Triton Power in the second half of 2022 and Rio Energy in 2023.

Equinor fourth quarter 2023

Solid production growth combined with high realised prices drove strong revenue and results for the fourth quarter and full year 2023.
Realised commodity prices, particularly gas, were markedly reduced from the elevated levels in 2022, and as such more than offset
the production increase, resulting in a decline in revenue relative to the prior year. The Marketing, Midstream and Processing segment supported the total group results through a sound delivery within Gas and Power trading and optimisation.

However, reduced refinery
margins and absence of favourable arbitrage opportunities captured in prior quarters resulted in a lower contribution to group results.
Throughout the year Equinor has increased production capacity leading to an increase in operating and maintenance costs in the
quarter and for the full year of 2023. The reduction in energy prices from the highs experienced in 2022 has reduced transportation
tariffs partially offsetting the increase.
The prevailing inflationary pressures and a number of one-off costs have also impacted the upward movement in operating expenses
in the fourth quarter of 2023. The USD remains strong against the NOK thereby limiting the visibility of these increases in the reported
costs.

Adjusted depreciation,

amortisation and net impairments*

increased in the quarter and for the full year compared to 2022 primarily due to investments in producing fields,

and strong production from Peregrino in Brazil, partially offset by a reduced rate of depreciation in
E&P Norway resulting from prior quarter impairments.
Successful near-field exploration activity on the NCS has balanced limited commercial discoveries internationally during 2023. During
the fourth quarter of 2023 exploration expenses included costs related to unsuccessful exploration wells in the Gulf of Mexico.

The
prior year fourth quarter included the expense of previously capitalised well costs for the E&P International segment.
In the fourth quarter of 2023 net operating income was negatively impacted by impairments of USD

328 million, primarily relating to
the planned exit from Azerbaijan. In comparison, net impairment reversals totalling USD 1,094 million impacted the results in the
fourth quarter of 2022. In the full year of 2023 net impairments of USD 1,320 million were recognised in contrast to net impairment
reversals of USD 2,429 million in the full year 2022, contributing to the relative decrease in net operating income for 2023.
Taxes
The reported effective tax rate was 72.1% for the fourth quarter of 2023 (45.4% for the fourth quarter of 2022) and 68.6% for the full
year 2023 (63.4% for the full year 2022). The change in reported tax rates for the fourth quarter and full year has been influenced by
recognition of previously unrecognised deferred tax assets in the US in the fourth quarter of 2022.
The effective tax rate on adjusted earnings of 78.4% for the fourth quarter of 2023 and 71.4% for the full year increased compared to
72.3% and 70.5% in 2022 due to higher prior period adjustments in 2023 compared with 2022 and by the recognition of the US
deferred tax assets in the fourth quarter of 2022.
Cash flow, net debt and capital distribution
Strong financial results from the business during the fourth quarter of 2023, driven by a strong operational performance, generated
cash flow provided by operating activities before taxes paid and working capital items of

USD 10,890 million. The downward
movement in commodity prices drove this decrease of USD 10,098 million from the prior year.
Taxes paid of USD 8,103 million in the fourth quarter have reduced from the prior year outflow of USD 14,188 million. The payment
primarily consists of two Norwegian corporation tax instalments in addition to an extra payment of USD 930 million (NOK 10,000
million) resulting from updated results when compared to previous estimates.

The reduction in payment compared to the same period
in the prior year reflects the relatively lower pricing environment of 2023.

NCS tax instalments totalling NOK 111 billion are expected
to be paid in the first half of 2024.
A working capital increase of USD 51 million negatively

impacted the cash flow in the fourth quarter 2023,

compared to an increase of
USD 2,532 million in the fourth quarter of 2022.
Net cash flow* decreased by USD 4,741 million from the prior quarter to an outflow of USD 3,262 million primarily reflecting the
increased NCS tax instalments. Full year cash flow from operations after taxes paid* concluded at USD 19,741 million inflow, with net
cash outflow* of USD 8,340 million demonstrating a significant increase in shareholder distribution.
A decrease in liquid assets in the quarter with stable equity caused a slight increase in the net debt to capital employed adjusted ratio*
at the end of 2023 from negative 22.9% at the end of September 2023 to negative 21.6%.

The board of directors proposes to the annual general meeting on 14 May 2024 an ordinary cash dividend of USD 0.35 per share for
the fourth quarter 2023, an increase of USD 0.05 per share from the third quarter of 2023, and sets an ambition to grow the quarterly
cash dividend by 2 cents per year. Based on the strong earnings in 2023 and the robust financial position of the company, the board of directors further proposes an extraordinary cash dividend of USD 0.35 per share for the fourth quarter of 2023. Equinor share will
trade ex-dividend on Oslo Børs and New York Stock Exchange from and including 15 May 2024.

Equinor fourth quarter 2023

The interim cash dividends for the first, second and third quarter of 2024, to be decided by the board of directors on a quarterly basis
in line with the company’s dividend policy, subject to existing and renewed authorisation from the annual general meeting, are expected to be at the same level as for the fourth quarter of 2023.
The fourth tranche of the share buy-back programme for 2023 was completed on 19 January

2024 with a total value of USD 1.67
billion. Following this, the total share buy-backs under the share buy-back programme for 2023 amounts to USD 6 billion.
The board of directors has decided to announce a two-year share buy-back programme for

2024-2025 of USD 10-12 billion in total,
with USD 6 billion for 2024. The share buy-back programme will be subject to market outlook and balance sheet strength. The first
tranche of up to USD 1.2 billion of the 2024 share buy-back programme will commence on

8 February and end no later than 5 April
2024. Commencement of new share buy-back tranches after the first tranche in 2024 will be decided by the board of directors on a
quarterly basis in line with the company’s dividend policy and will be subject to existing and new board authorisations for share buy-
back from the company’s annual general meeting and agreement with the Norwegian State regarding share buy-back.
Based on adjusted earnings after tax and average capital employed, calculated return on average capital employed (ROACE) * was
24.9 % for the 12-month period ended 31 December 2023 and 55.1 % for the 12-month period ended 31 December 2022.

Organic capital expenditures * amounted to USD 10.2 billion for the full year 2023. Total capital expenditures were USD 14.5 billion for the full year 2023.
Estimated Proved reserves
at the end of 2023 were 5,214 million barrels of oil equivalent (boe), a net increase of 23 million boe
compared to 5,191 million boe at the end of 2022.
The net increase was mainly due to more volumes being added through extensions and discoveries, with a net increase of 507 million
boe in 2023 compared to 278 million boe in 2022. The net increase was mainly due to sanctioning of the Raia field in Brazil, the
Rosebank field in UK and the Sparta field in the USA. Revisions and improved recovery projects added to the increase, with a net
increase of 232 million boe in 2023 compared to a net increase of 344 million boe in

2022. The net effect of the purchase and sale of
reserves slightly reduced the proved reserves by 4 million boe in 2023.
The entitlement production in 2023

was 711 million boe compared to 695 million boe in 2022.
This results in a reserve replacement ratio (RRR) of

103% and an organic RRR excluding purchase and sale of 104% in 2023 compared to 76% and 89% in 2022. The corresponding three-year average replacement ratio was 98%, and the organic three-year
average was 107% at the end of 2023 compared to 62% and 70% at the end of 2022.
The RRR measures the estimated proved reserves added to the reserve base, including the effects of sales and purchases,

relative to
the amount of oil and gas produced.
All reserves numbers are preliminary and include equity accounted entities.
Health, safety and the environment
The twelve-month average serious incident frequency (SIF) for the period ending 31 December

2023 remained stable with the prior
year at 0.4.
Absolute scope 1+2 GHG emissions for Equinor’s operated production, on a 100% basis, were

11.6 million tonnes CO
2
e for the full
year 2023. This is an increase from the prior year of 0.2 million tonnes CO
2
e. Resumption of activity at the Hammerfest LNG facility in
Norway and the return to normal operations of production at the Peregrino field in Brazil contributed to the increase.

Equinor fourth quarter 2023

OUTLOOK

●
Organic capital expenditures*

are estimated at around USD 13 billion for 2024
4
.
●
Oil & gas production

for 2024 is estimated to be stable compared to the 2023 level [6].
●
Renewable power generation for 2024 is estimated to double compared to the 2023 level.
●

Equinor’s ambition is to keep the
unit of production cost

in the top quartile of its peer group.
●
Scheduled maintenance activity

is estimated to reduce equity production by around 60 mboe per day for the full year of 2024.
These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and
uncertainties because they relate to events and depend on circumstances that will occur in the future. Deferral of production to create
future value, gas off-take, timing of new capacity coming on stream and operational regularity and levels of industry product supply,
demand and pricing represent the most significant risks related to the foregoing production guidance.

Our future financial
performance, including cash flow and liquidity, will be affected by the extent and duration of the current market conditions, the development in realised prices, including price differentials and other factors discussed elsewhere in the report.

For further
information, see section Forward-looking statements in the report.
4

USD/NOK exchange rate assumption of 10.

Equinor fourth quarter 2023

SUPPLEMENTARY

OPERATIONAL

DISCLOSURES

Operational information
Quarters Change Full year
Operational information
Q4 2023 Q3 2023 Q4 2022 Q4 on Q4 2023 2022 Change
Prices
Average Brent oil price (USD/bbl) 84.1 86.8 88.7 (5%) 82.6 101.2 (18%)
E&P Norway average liquids price (USD/bbl) 79.3 84.3 83.8 (5%) 78.6 97.5 (19%)
E&P International average liquids price (USD/bbl) 73.1 79.1 77.2 (5%) 72.6 92.0 (21%)
E&P USA average liquids price (USD/bbl) 66.0 68.1 68.6 (4%) 64.4 81.0 (20%)
Group average liquids price (USD/bbl) [1] 75.7 80.3 80.4 (6%) 75.0 94.1 (20%)
Group average liquids price (NOK/bbl) [1] 821 842 819 0% 792 905 (12%)
E&P Norway average internal gas price (USD/mmbtu)

[8]
11.45 8.83 27.22 (58%) 12.20 31.22 (61%)
E&P USA average internal gas price (USD/mmbtu)

[8]
1.76 1.08 4.73 (63%) 1.77 5.55 (68%)
Realised piped gas price Europe (USD/mmbtu)

[7]
1)
13.07 10.93 29.84
1)
(56%) 13.86

32.84
1)
(58%)
Realised piped gas price US (USD/mmbtu) [7] 2.07 1.57 5.40 (62%) 2.09 5.89 (64%)
Refining reference margin (USD/bbl) [2] 6.1 15.2 15.5 (61%) 10.2 14.5 (30%)
Entitlement production (mboe per day)
E&P Norway entitlement liquids production 658 636 610 8% 645 605 7%
E&P International entitlement liquids production 254 252 228 12% 240 203 18%
E&P USA entitlement liquids production 156 155 100 56% 145 114 27%
Group entitlement liquids production 1,068 1,044 938 14% 1,030 922 12%
E&P Norway entitlement gas production 806 647 791 2% 729 782 (7%)
E&P International entitlement gas production 24 25 31 (21%) 26 32 (18%)
E&P USA entitlement gas production 167 164 160 4% 168 165 2%
Group entitlement gas production 997 836 981 2% 924 980 (6%)
Total entitlement liquids and gas production [3] 2,065 1,879 1,919 8% 1,954 1,901 3%
Equity production (mboe per day)
E&P Norway equity liquids production 658 636 610 8% 645 605 7%
E&P International equity liquids production 323 318 293 10% 304 281 8%
E&P USA equity liquids production 174 174 112 55% 162 127 28%
Group equity liquids production 1,155 1,128 1,015 14% 1,112 1,013 10%
E&P Norway equity gas production 806 647 791 2% 729 782 (7%)
E&P International equity gas production 39 37 50 (23%) 41 47 (13%)
E&P USA equity gas production 197 195 190 4% 200 197 2%
Group equity gas production 1,042 879 1,031 1% 970 1,026 (5%)
Total equity liquids and gas production [4] 2,197 2,007 2,046 7% 2,082 2,039 2%
Power generation
Power generation (GWh) Equinor share 1,241 883 1,332 (7%) 4,235 2,661 59%
Renewable power generation (GWh) Equinor share
2)
694 373 517 34% 1,937 1,649 17%
1) Restated. Restatement due to change in

the definition of the price marker. For more information see 'End notes'.
2) Includes Hywind Tampen renewable power generation.

Equinor fourth quarter 2023

Health, safety and the environment
Full year Full year
2023 2022
Total recordable injury frequency (TRIF) 2.4 2.5
Serious Incident Frequency (SIF) 0.4 0.4
Oil and gas leakages (number of)
1)
10 8
Full year Full year
2023 2022
Upstream CO
2

intensity (kg CO
2
/boe)
2)
6.7
6.9
Full year Full year
2023 2022
Absolute scope 1+2 GHG emissions (million tonnes

CO
2
e)
3)
11.6 11.4
1)

Number of leakages with rate above 0.1 kg/second during

the past 12 months.
2)

Operational control, total scope 1 emissions of CO
2

from exploration and production, divided by total

production (boe).
3)

Operational control, total scope 1 and 2 emissions

of CO
2

and CH
4.

Equinor fourth quarter 2023

EXPLORATION

& PRODUCTION NORWAY
Financial information Quarters Change Full year
(unaudited, in USD million) Q4 2023 Q3 2023 Q4 2022 Q4 on Q4 2023 2022 Change
Total revenues and other income 10,076 7,938 16,729 (40%) 38,340 75,930 (50%)
Adjusted total revenues and other income* 9,871 8,164 16,968 (42%) 38,213 75,443 (49%)
Total operating expenses (2,339) (2,604) (2,343) (0%) (9,253) (8,315) 11%
Adjusted operating and administrative expenses* (1,018) (849) (1,053) (3%) (3,730) (3,836) (3%)
Adjusted depreciation, amortisation and net impairments* (1,144) (1,107) (1,219) (6%) (4,429) (4,986) (11%)
Adjusted exploration expenses* (138) (120) (101) 37% (476) (361) 32%
Net operating income/(loss) 7,737 5,335 14,386 (46%) 29,087 67,614 (57%)
Adjusted earnings/(loss)* 7,571 6,087 14,594 (48%) 29,577 66,260 (55%)
Additions to PP&E, intangibles and equity accounted
investments 1,577 1,421 1,422 11% 5,939 4,922 21%
Operational information Quarters Change Full year
E&P Norway Q4 2023 Q3 2023 Q4 2022 Q4 on Q4 2023 2022 Change
E&P entitlement liquid and gas production (mboe/day) 1,464 1,283 1,401 4% 1,374 1,387 (1%)
Average liquids price (USD/bbl) 79.3 84.3 83.8 (5%) 78.6 97.5 (19%)
Average internal gas price (USD/mmbtu) 11.45 8.83 27.22 (58%) 12.20 31.22 (61%)
Production & revenues

In the fourth quarter of 2023, E&P Norway delivered strong production performance driven by sustained high production level and
operational efficiency from Johan Sverdrup and the early start-up of Breidablikk field, more than offsetting natural decline on several
fields and unplanned turnaround extension on Troll C. Liquids production rose by 8% and gas production was up by 2%

in fourth
quarter this year compared to fourth quarter of 2022.
Despite a robust production performance for the fourth quarter 2023, full year production ended slightly below the 2022 level.

In the second and third quarters of 2023, unplanned turnaround extensions on Troll and Nyhamna (impacting Aasta Hansteen and
Ormen Lange) contributed to the year-on-year reduction.

The strong

production in

the fourth

quarter of

2023 helped

to offset

some of

the impact

of lower

gas prices

on revenue.

While gas
prices have increased from the prior quarter, realised prices have experienced a sharp decline from 2022 peaks. The movement in the pricing environment outweighed production

increases, resulting in

a notable decrease

in revenues for

both the fourth

quarter and the
full year of 2023 compared to 2022.

Operating expenses and financial results

For the

fourth quarter

of 2023,

updated estimates

drove an

escalation in

Gassled removal

costs, impacting

adjusted operating

and
administrative

expenses*.

The

development

in

the

NOK/USD

exchange

rate

offset

this

increaseand

its

visibility

in

the

reported
numbers.
Adding

to

this,

for

the

year

2023,

there

has

been

higher

operation

and

maintenance

cost,

as

well

as

environmental
expenses, compared to the same period last year. In contrast, energy prices have fallen, leading to lower transportation and electricity
cost.

Lower asset

carrying values

due to

prior quarter

impairments, combined

with the

effect of

the development

in NOK/USD

exchange
rate,

led

to

a

decrease

in

adjusted

depreciation,

amortisation and

net

impairments*

in

the

fourth

quarter

of

2023

compared

to

the
same

quarter last

year.

The decrease

was partially

offset

by higher

investment levels

for

some fields.

For the

year 2023

the

main
factor contributing to the decrease compared to 2022 was the NOK/USD exchange rate development.

Successful exploration

activity resulted

in five

commercial discoveries

for

E&P Norway

in the

fourth

quarter 2023.

A higher

activity
level (eight

wells this

quarter compared

to six

wells in

fourth quarter

last year)

with a

lower capitalisation

rate led

to an

increase in
exploration expenses in the fourth quarter this year compared to same quarter last year.
Net operating income

was positively affected

by a gain

from sale of

ownership shares in

the Statfjord area

of USD 222

million in

the
fourth quarter of

2023. For the

full year 2023,

there was a negative

impact from impairment of

USD 588 million

related to an

asset in
the North Sea. In 2022 the net

operating income was positively impacted by a

gain from sale of ownership shares in Martin Linge

and
Ekofisk of USD 730 million and net impairment reversals of USD 814 million.

Equinor fourth quarter 2023

EXPLORATION

& PRODUCTION INTERNATIONAL
Financial information Quarters Change Full year
(unaudited, in USD million) Q4 2023 Q3 2023 Q4 2022 Q4 on Q4 2023 2022 Change
Total revenues and other income 1,889 1,990 2,373 (20%) 7,032 7,431 (5%)
Adjusted total revenues and other income* 1,952 1,849 1,897 3% 6,956 7,616 (9%)
Total operating expenses (1,553) (1,152) (551)
>100%

(4,700) (4,183) 12%
Adjusted purchases* (45) 58 (85) (47%) (70) (116) (40%)
Adjusted operating and administrative expenses* (559) (458) (438) 28% (1,915) (1,675) 14%
Adjusted depreciation, amortisation and net impairments* (603) (594) (433) 39% (2,123) (1,445) 47%
Adjusted exploration expenses* (55) (47) (266) (79%) 16 (573) N/A
Net operating income/(loss) 336 838 1,822 (82%) 2,332 3,248 (28%)
Adjusted earnings/(loss)* 690 809 676 2% 2,863 3,806 (25%)
Additions to PP&E, intangibles and equity accounted
investments 923 888 584 58% 4,376 2,623 67%
Operational information Quarters Change Full year
E&P International Q4 2023 Q3 2023 Q4 2022 Q4 on Q4 2023 2022 Change
E&P equity liquid and gas production (mboe/day) 362 355 343 5% 345 328 5%
E&P entitlement liquid and gas production (mboe/day) 278 277 258 8% 266 235 13%
Production sharing agreements (PSA) effects 83 78 85 (1%) 79 94 (15%)
Average liquids price (USD/bbl) 73.1 79.1 77.2 (5%) 72.6 92.0 (21%)
Production & Revenues

In both the fourth quarter and full year

of 2023, E&P International achieved a 5%

growth in production compared to the corresponding
periods

in

2022.

These

strong

production

results

can

primarily

be

attributed

to

the

Peregrino

field

achieving

plateau

in

the

fourth
quarter,

coupled with

the full-year

production in

2023. Additionally,

positive contributions

from the

Buzzard field

in the

UK, following
the Suncor

acquisition in

July 2023,

and a

notable decrease

in turnaround

effects

in the

fourth quarter

further increased

the overall
production

level.

The natural

decline experienced

in various

fields,

the

divestment of

the

Corrib asset

which closed

on

March 31,
2023, and higher turnaround activities throughout 2023 partially offset this increase.
The decrease in the effects of

production sharing agreements (PSA) in the fourth quarter and full year of 2023, was mainly caused

by
lower oil and gas prices, in combination with a decrease in production from several fields with

PSAs.

Despite

the

less

favourable

market

prices

compared

to

2022,

E&P

International

achieved

strong

financial

results

in

2023.

The
increase

in

adjusted

total

revenues

and

other

income*

in

the

fourth

quarter

compared

to

last

year

is

primarily

attributed

to

higher
production levels. The fair value of derivatives positively impacted total revenue and other income for the full year by USD 96 million.
Operating expenses and financial results
Higher

operation

and

maintenance

expenses

associated

with

turnarounds

across

various

fields,

drove

an

increase

in

adjusted
operating and

administrative expenses*

in both

the fourth

quarter and

the full

year of

2023. Increased

royalties and

production fees
linked

to

higher

production

at

the

Peregrino

field

contributed

to

the

overall

rise

in

costs.

P&L

impacts

from

the

reassessment

of
retirement obligations,

along with

a one-off

R&D expenditure

associated with

internal reallocation

to the

business also

impacted the
operating expenses in the quarter.

The inclusion of Buzzard,

strong production from Peregrino

and Bandurria Sur in

Argentina,

in addition to several

new investments in
producing fields resulted

in an increase

in adjusted depreciation,

amortisation and net

impairments* compared to

the prior year.

Well
costs

from

the

prior

year

relating

to

Azerbaijan,

Karabagh,

and

drilling

costs

in

Canada

were

expensed

causing

the

reduction

in
exploration expenses

year on

year.

The capitalisation of

previously expensed

exploration wells

in Brazil

also positively

impacted the
2023 numbers.

In the fourth quarter of 2023 net operating income was negatively impacted by net impairments of USD 310 million, primarily relating
to the planned exit from Azerbaijan. In comparison, net impairment reversals totalling USD 744 million impacted the results in the
fourth quarter of 2022. In the full year of 2023 impairments of USD 346 million were recognised in contrast to net impairments of USD
351 million in the full year 2022, contributing to the relative decrease in net operating income for

2023.
Additions to PP&E, intangibles and equity accounted investments increased year-on-year primarily driven by the development of
Bacalhau and Raia in Brazil, combined with the acquisition of Suncor Energy UK

Limited finalised in the second quarter of 2023.

Equinor fourth quarter 2023

EXPLORATION

& PRODUCTION USA
Financial information
Quarters Change Full year
(unaudited, in USD million)
Q4 2023 Q3 2023 Q4 2022 Q4 on Q4 2023 2022 Change
Total revenues and other income 1,165 1,162 1,083 8% 4,319 5,523 (22%)
Adjusted total revenues and other income* 1,165 1,130 1,083 8% 4,286 5,523 (22%)
Total operating expenses (1,022) (496) (262)
>100%

(2,966) (1,501) 98%
Adjusted operating and administrative expenses* (308) (293) (217) 41% (1,156) (933) 24%
Adjusted depreciation, amortisation and net impairments* (506) (472) (363) 40% (1,779) (1,422) 25%
Adjusted exploration expenses* (184) (23) (29) >100% (274) (212) 30%
Net operating income/(loss) 143 666 821 (83%) 1,353 4,022 (66%)
Adjusted earnings/(loss)* 168 343 474 (65%) 1,076 2,957 (64%)
Additions to PP&E, intangibles and equity accounted
investments 332 338 281 18% 1,206 764 58%
Operational information Quarters Change Full year
E&P USA Q4 2023 Q3 2023 Q4 2022 Q4 on Q4 2023 2022 Change
E&P equity liquid and gas production (mboe/day) 372 369 302 23% 363 324 12%
E&P entitlement liquid and gas production (mboe/day) 323 319 260 24% 314 279 12%
Royalties 49 50 42 16% 49 44 10%
Average liquids price (USD/bbl) 66.0 68.1 68.6 (4%) 64.4 81.0 (20%)
Average internal gas price (USD/mmbtu) 1.76 1.08 4.73 (63%) 1.77 5.55 (68%)
Production & Revenues

In the fourth quarter of 2023, E&P USA delivered a strong operational performance due to the ramp-up of the Vito field which started
production earlier in the year. The Caesar Tonga field increased its production following the installation of new flowlines placed in service late 2022. The addition of new wells in the Appalachia also resulted in a further production increase from this basin. While
natural decline impacted several assets in the portfolio, consistent and high production regularity more than offset these effects.
Increased entitlement production helped to mitigate some of the downward impacts on revenue caused by the significantly lower price
environment, in particular for gas, this quarter and the full year of 2023 compared to the same periods last year.

Operating expenses and financial results
Operating expenditures and depreciation and amortisation increased due to the higher production and the addition of new assets. The
Vito ramp-up, Caesar Tonga and Appalachia increases resulted in higher transportation expenses and production cost. Furthermore, the fourth quarter of 2023 saw increased maintenance in the Appalachian Basin and on several mature fields in the Gulf of Mexico. In
the fourth quarter, E&P USA concluded on drilling activity for three exploration prospects in the Gulf of Mexico. All the three prospects were dry or non-commercial and were expensed accordingly, resulting in a significant increase in exploration cost for the quarter.
Net operating income for the full year of 2023 included net impairment reversals amounting to

USD 266 million, compared to USD
1,071 million in net impairment reversals for the same period of 2022, which were primarily related to the assets in the Gulf of Mexico.

In the fourth quarter of 2022, the net operating income included impairment reversals amounting to USD 350 million.

Equinor fourth quarter 2023

MARKETING, MIDSTREAM & PROCESSING
Financial information Quarters Change Full year
(unaudited, in USD million) Q4 2023 Q3 2023 Q4 2022 Q4 on Q4 2023 2022 Change
Total revenues and other income 28,668 25,712 33,591 (15%) 105,908 148,105 (28%)
Adjusted total revenues and other income*
1)
28,257 25,371

35,010
1)
(19%) 104,860

149,580
1)
(30%)
Total operating expenses (27,934) (24,730) (33,842) (17%) (101,925) (144,493) (29%)
Adjusted purchases* [5] (26,241) (23,083) (31,969) (18%) (95,733) (139,949) (32%)
Adjusted operating and administrative expenses* (1,365) (1,195) (1,389) (2%) (4,988) (4,516) 10%
Adjusted depreciation, amortisation and net
impairments* (227) (217) (236) (4%) (897) (881) 2%
Net operating income/(loss) 734 982 (251) N/A 3,984 3,612 10%
Adjusted earnings*
1)
424 876

1,416
1)
(70%) 3,242

4,234
1)
(23%)
- Gas and Power
2)
472 371 1,212 (61%)
2)
2,038 3,942 (48%)
- Crude, Products and Liquids
2)
84 466 210 (60%)
2)
1,359 683 99%
- Other
2)
(132) 38 (6) >100%
2)
(155) (391) (60%)
Additions to PP&E, intangibles and equity
accounted investments 218 342 349 (38%) 844 1,212 (30%)
Operational information Quarters Change Full year
Q4 2023 Q3 2023 Q4 2022 Q4 on Q4 2023 2022 Change
Liquids sales volumes (mmbl)
3)
245.6 260.0 212.1
3)
16% 956.3 815.9
3)
17%
Natural gas sales Equinor (bcm) 16.1 13.0 15.8 2% 58.9 63.3 (7%)
Natural gas entitlement sales Equinor (bcm) 14.5 12.0 14.2 2% 53.2 56.1 (5%)
Power generation (GWh) Equinor share 547 510 815 (33%) 2,298 1,012
>100%

Realised piped gas price Europe (USD/mmbtu)
3)
13.07 10.93 29.84
3)
(56%) 13.86 32.84
3)
(58%)
Realised piped gas price US (USD/mmbtu) 2.07 1.57 5.40 (62%) 2.09 5.89 (64%)
1) Restated. For more information, see Amended principles

for Adjusted earnings in the section ‘Use and reconciliation of non-
GAAP financial measures’ in the Supplementary disclosures.
2) From Q1 2023, the presentation of MMP’s adjusted

earnings has been changed to align with organisational

structure and
management’s review of performance, with retrospective effect.
3) Restated. Restatement due to a change in

definition of the price marker for realised gas

price and improved methodology for
calculating liquids sales volumes. For more information,

see 'End notes'.
Volumes, Pricing & Revenues
Liquids sales volumes increased in the fourth quarter and year to date in 2023 compared to the same periods in 2022, due to higher
sales of equity and third-party volumes.

Gas sales slightly increased compared to the fourth quarter of 2022, primarily because of higher NCS piped gas sales.
Power generation has decreased compared to the fourth quarter of last year, primarily due to a decrease in the clean spark spread.
Year to date, power generation was higher compared to last year, primarily driven by the acquisition of conventional combined cycle gas turbine (CCGT) activity in the second half of 2022.

The realised European piped gas price decreased compared to the fourth quarter of last year, attributed to lower demand, increased
LNG imports and high storage levels.
The realised piped gas price in the US decreased compared to the fourth quarter of last year due to the drop in market prices driven
by a storage surplus and mild weather.
Financial Results
During the fourth quarter of 2023 Gas and Power substantially contributed to adjusted earnings* capturing value from geographical
optimisation of piped gas in Europe, gas price volatility and LNG sales.

Crude, Products, and Liquids reported modest adjusted
earnings* due to weaker margins and optimisation gains

compared to previous quarters in 2023
. . Additionally, adjusted earnings* in

Equinor fourth quarter 2023

the Other subsegment were adversely affected by a low refining margin and costs associated with the development of low-carbon
projects.

Adjusted earnings* for all subsegments in the fourth quarter of this year show a decrease compared to the same period last year. Gas
and Power experienced the effects of diminished gas market volatility and narrower geographical spreads,

limiting the opportunity to
capitalise on favourable events from the previous year. Similarly, Crude, Products, and Liquids reported lower results, primarily influenced by reduced crude trading margins. In the Other subsegment, adjusted earnings* were affected by a decrease in refining
margins.
Adjusted earnings* for the full year of 2023 were lower than previous year. The result from Crude, Product and Liquids has doubled by effectively capturing financial and physical market opportunities and optimising the shipping portfolio. Contrasting to the extraordinary
market conditions in the prior year, opportunities to capture value in 2023 reduced. A reduction in gas market volatility and declined
geographical spreads limited favourable opportunities in Gas and Power trading, giving rise to a lower result year on year.
Net operating income includes net effects from changes in fair value related to storage and commodity derivatives utilised to manage
price risk exposure. During 2023, the net operating income included impairments amounting to USD 343 million, in contrast to USD
895 million in net impairment reversals in the prior year.

Equinor fourth quarter 2023

RENEWABLES
Financial information Quarters Change Full year
(unaudited, in USD million) Q4 2023 Q3 2023 Q4 2022 Q4 on Q4 2023 2022 Change
Revenues third party, other revenue and other
income 25 10 31 (17%) 50 127 (61%)
Net income/(loss) from equity accounted
investments (6) (16) 8 N/A (33) 58 N/A
Total revenues and other income 20 (5) 38 (49%) 17 185 (91%)
Adjusted total revenues and other income* 2 (5) 15 (84%) (0) 75 N/A
Total operating expenses (185) (406) (102) 82% (774) (269) >100%
Adjusted operating and administrative expenses* (176) (100) (101) 74% (442) (255) 73%
Adjusted depreciation, amortisation and net
impairments* (6) (3) (1) >100% (12) (4) >100%
Net operating income/(loss) (166) (412) (63) >(100%) (757) (84) >(100%)
Adjusted earnings* (179) (108) (87) >(100%) (454) (184) >(100%)
Additions to PP&E, intangibles and equity
accounted investments 696 193 103
>100%

2,007 298
>100%

Operational information Quarters Change Full year
Q4 2023 Q3 2023 Q4 2022 Q4 on Q4 2023 2022 Change
Renewables power generation (GWh) Equinor

share
661 352 509 30% 1,859 1,641 13%
Power generation

In the

fourth quarter

of 2023,

offshore wind

farms produced

453 GWh,

with the

majority coming

from Dudgeon,

Sheringham Shoal
and Arkona. Onshore renewables contributed another 208 GWh. This substantial increase in production was driven by the ramp-up of
new onshore power plants in Poland and Brazil compared to both the fourth quarter and the full year of 2022.
Total revenues and other income
European

offshore

wind

assets

in

operation

within

our

equity

accounted

investment

portfolio

increased

their

positive

revenue
contribution by

24% within

net income/(loss)

from equity

accounted investments

in the

fourth quarter.

This increase

was more

than
offset by

higher expenditures

associated with

early phase

projects. Following

the decision

to reset

the Empire

Wind 2

project in

the
US, criteria for

capitalisation is no

longer met.

Accordingly, ongoing

costs related to

this project have

been expensed from

the fourth
quarter of

2023, also

contributing to

the overall

decline in

the net

result from

equity accounted

investments from

the fourth

quarter
2022. A lower pricing environment in 2023 compared to the prior year contributed to the full year decline.
Added revenue

from the

newly acquired

onshore wind farm

in Brazil

contributed positively to

total revenues and

other income

in the
fourth

quarter.

Combined

with

the

lower

results

from

equity

accounted

investments

in

the

fourth

quarter

and

full

year

2023,

total
revenues

and

other

income

decreased

relative

to

the

same

periods

in

2022.

Favourable effects

of

divestments

early

in

2022 also
significantly impacted the full year decline.
Operating expenses and financial results
The

notable

decrease

in

net

operating

income

for

the

full

year

of

2023

was

primarily

due

to

the

recognition

of

a

USD

300

million
impairment

in

the

third

quarter for

offshore

wind

projects

in

the

US

Northeast

following

the

rejection

of

petitions

related

to

offtake
agreements. In addition,

increased business development

expenditures and higher

operating activity levels

contributed to an

upward
trend in

operating and

administrative expenses

in the

fourth quarter

and the

full year

of 2023.

The increased

costs associated

with
maturing

projects

predominantly

originated

from

offshore

wind

activities

in

the

UK

and

Asia.

Project

costs

were

also

negatively
impacted by one-off events in the fourth quarter of 2023.

Additions to

PP&E, intangibles,

and equity-accounted

investments for

both the

fourth quarter

and the

full year

of 2023

were higher
than the corresponding periods

last year.

In the fourth quarter

of 2023, USD 192

million was allocated for

offshore wind projects,

and
USD 504

million for onshore

renewables, primarily related

to the acquisition

of Rio

Energy, an

onshore wind farm

in Brazil. Over

the
course of 2023, the acquisition of BeGreen, a

commercial-scale offshore wind lease in California, Rio Energy and investments

related
to

projects

in

the

US

and

the

UK

significantly

contributed

to

the

overall

increase

in

PP&E,

intangibles

and

equity-accounted
investments compared to the prior year.

Equinor fourth quarter 2023

CONDENSED INTERIM FINANCIAL STATEMENTS
Fourth quarter 2023
CONSOLIDATED STATEMENT

OF INCOME
Quarters Full year
(unaudited, in USD million) Note
Q4 2023 Q3 2023 Q4 2022 2023 2022
Revenues 4 28,843 25,924 33,841 106,848 149,004
Net income/(loss) from equity accounted investments (31) (25) 395 (1) 620
Other income 242 124 84 327 1,182
Total revenues and other income 2 29,054 26,024 34,321 107,174 150,806
Purchases [net of inventory variation] (13,804) (12,269) (12,853) (48,175) (53,806)
Operating expenses 3 (2,875) (2,420) (3,026) (10,582) (9,608)
Selling, general and administrative expenses (403) (295) (278) (1,218) (986)
Depreciation, amortisation and net impairments (2,821) (3,369) (1,184) (10,634) (6,391)
Exploration expenses (402) (218) (396) (795) (1,205)
Total operating expenses 2 (20,306) (18,571) (17,737) (71,404) (71,995)
Net operating income/(loss) 2 8,748 7,453 16,584 35,770 78,811
Interest income and other financial income 661 580 482 2,449 1,222
Interest expenses and other financial expenses

(368) (412) (450) (1,660) (1,379)
Other financial items

296 (155) (2,147) 1,325 (50)
Net financial items 5 589 13 (2,115) 2,114 (207)
Income/(loss) before tax

9,337 7,466 14,469 37,884 78,604
Income tax 6 (6,729) (4,965) (6,572) (25,980) (49,861)
Net income/(loss) 2,608 2,501 7,897 11,904 28,744
Attributable to equity holders of the company 2,603 2,497 7,895 11,885 28,746
Attributable to non-controlling interests 5 4 2 19 (3)
Basic earnings per share (in USD) 0.88 0.84 2.52 3.93 9.06
Diluted earnings per share (in USD) 0.88 0.84 2.51 3.93 9.03
Weighted average number of ordinary shares outstanding

(in millions)
2,954 2,971 3,131 3,021 3,174
Weighted average number of ordinary shares outstanding

diluted (in millions)
2,961 2,978 3,141 3,027 3,183

Equinor fourth quarter 2023

CONSOLIDATED STATEMENT

OF COMPREHENSIVE INCOME
Quarters Full year
(unaudited, in USD million)
Q4 2023 Q3 2023 Q4 2022 2023 2022
Net income/(loss) 2,608 2,501 7,897 11,904 28,744
Actuarial gains/(losses) on defined benefit pension

plans
(894) 20 895 (276) 461
Income tax effect on income and expenses recognised

in OCI
1)
211 (8) (208) 66 (105)
Items that will not be reclassified to the Consolidated

statement of income
(683) 12 687 (211) 356
Foreign currency translation effects 1,169 (284) 4,116 (587) (3,609)
Share of OCI from equity accounted investments (124) (17) 424 (113) 424
Items that may be subsequently reclassified to the Consolidated statement of income
1,045 (301) 4,540 (701) (3,186)
Other comprehensive income/(loss) 362 (289) 5,228 (911) (2,829)
Total comprehensive income/(loss) 2,969 2,212 13,125 10,992 25,914
Attributable to the equity holders of the company 2,965 2,207 13,123 10,974 25,917
Attributable to non-controlling interests 5 4 2 19 (3)
1) Other comprehensive income (OCI).

Equinor fourth quarter 2023

CONSOLIDATED BALANCE SHEET
At 31 December

At 31 December
(unaudited, in USD million) Note 2023 2022
1)
ASSETS
Property, plant and equipment 2 58,822 56,498
Intangible assets 3 5,709 5,158
Equity accounted investments 2,508 2,758
Deferred tax assets 7,936 8,732
Pension assets 1,260 1,219
Derivative financial instruments 559 691
Financial investments 3,441 2,733
Prepayments and financial receivables 7 1,291 2,063

Total non-current assets 81,525 79,851

Inventories 3,814 5,205
Trade and other receivables
2
16,933 22,452
Derivative financial instruments 1,378 4,039
Financial investments 29,224 29,876
Cash and cash equivalents
3
9,641 15,579

Total current assets 60,990 77,152

Assets classified as held for sale 3 1,064 1,018

Total assets 143,580 158,021

EQUITY AND LIABILITIES
Shareholders' equity 48,490 53,988
Non-controlling interests 10 1

Total equity 48,500 53,989

Finance debt 5 22,230 24,141
Lease liabilities 2,290 2,410
Deferred tax liabilities 13,345 11,996
Pension liabilities 3,925 3,671
Provisions and other liabilities 7 15,304 15,633
Derivative financial instruments 1,795 2,376

Total non-current liabilities 58,890 60,226

Trade, other payables and provisions 11,870 13,352
Current tax payable 6 12,306 17,655
Finance debt 5, 7 5,996 4,359
Lease liabilities 1,279 1,258
Dividends payable 2,649 2,808
Derivative financial instruments 1,619 4,106

Total current liabilities 35,719 43,539

Liabilities directly associated with the assets classified

as held for sale

3 471 268

Total liabilities 95,080 104,032

Total equity and liabilities 143,580 158,021
1) Audited
2) Of which Trade receivables of USD 13.0 billion at 31 December

2023 and USD 17.3 billion at 31 December

2022.
3) Includes collateral deposits of USD 1.6 billion

for 31 December 2023 related to certain requirements

set out by exchanges where Equinor
is participating. The corresponding figure for 31 December

2022 is USD 6.1 billion.

Equinor fourth quarter 2023

CONSOLIDATED STATEMENT

OF CHANGES IN EQUITY
(unaudited, in USD million)
Share
capital
Additional
paid-in
capital
Retained
earnings
Foreign
currency
translation
reserve
OCI from
equity
accounted
investments
Share-
holders'
equity
Non-
controlling
interests Total equity
At 1 January 2022 1,164 6,408 36,683 (5,245) 0 39,010 14 39,024
Net income/(loss) 28,746 28,746 (3) 28,744
Other comprehensive
income/(loss) 356 (3,609) 424 (2,829) (2,829)
Total comprehensive
income/(loss) 25,914
Dividends (7,549) (7,549) (7,549)
Share buy-back (22) (3,358) (3,380) (3,380)
Other equity transactions (10) (10) (10) (20)
At 31 December

2022

1,142 3,041 58,236 (8,855) 424 53,988 1 53,989
At 1 January 2023 1,142 3,041 58,236 (8,855) 424 53,988 1 53,989
Net income/(loss) 11,885 11,885 19 11,904
Other comprehensive
income/(loss) (211) (587) (113) (911) (911)
Total comprehensive
income/(loss) 10,992
Dividends (10,783) (10,783) (10,783)
Share buy-back
1)
(42) (3,037) (2,606) (5,685) (5,685)
Other equity transactions (3) (3) (10) (13)
At 31 December

2023
1,101 0 56,521 (9,442) 310 48,490 10 48,500
1) For more information see note 8 Capital distribution.

Equinor fourth quarter 2023

CONSOLIDATED STATEMENT

OF CASH FLOWS
Quarters Full year Full year
(unaudited, in USD million) Note
Q4 2023 Q3 2023 Q4 2022 2023 2022
Income/(loss) before tax 9,337 7,466 14,469 37,884 78,604
Depreciation, amortisation and net impairments 2,821 3,369 1,184 10,634 6,391
Exploration expenditures written off (net) 28 52 183 (53) 342
(Gains)/losses on foreign currency transactions and

balances
5 289 12 2,140 (852) (2,088)
(Gains)/losses on sale of assets and businesses 3 (253) 0 (87) 8 (823)
(Increase)/decrease in other items related to operating

activities
1)
(734) 21 2,923 (1,313) 468
(Increase)/decrease in net derivative financial instruments (694) 195 217 1,041 1,062
Interest received 399 407 216 1,710 399
Interest paid (302) (186) (258) (1,042) (747)
Cash flows provided by operating activities before

taxes paid and working
capital items 10,890 11,336 20,988 48,016 83,608
Taxes paid (8,103) (3,743) (14,188) (28,276) (43,856)
(Increase)/decrease in working capital (51) (2,357) (2,532) 4,960 (4,616)
Cash flows provided by operating activities

2,736 5,236 4,267 24,701 35,136
Cash (used)/received in business combinations (40) (100) (0) (1,195) 147
Capital expenditures and investments
2)
3 (3,031) (2,652) (2,376) (10,575) (8,758)
(Increase)/decrease in financial investments (3,010) (2,679) (6,990) 443 (10,089)
(Increase)/decrease in derivative financial instruments 261 14 (374) (1,266) 1,894
(Increase)/decrease in other interest-bearing items 92 (219) 7 (87) (23)
Proceeds from sale of assets and businesses
3)
3 154 (0) 47 272 966
Cash flows provided by/(used in) investing activities (5,574) (5,636) (9,687) (12,409) (15,863)
Repayment of finance debt (342) 0 (250) (2,818) (250)
Repayment of lease liabilities (418) (336) (365) (1,422) (1,366)
Dividends paid (2,706) (2,613) (2,231) (10,906) (5,380)
Share buy-back (518) (531) (577) (5,589) (3,315)
Net current finance debt and other financing activities 1,813 (1,195) 230 2,593 (5,102)
Cash flows provided by/(used in) financing activities (2,171) (4,675) (3,193) (18,142) (15,414)
Net increase/(decrease) in cash and cash equivalents (5,009) (5,074) (8,612) (5,850) 3,860
Effect of exchange rate changes on cash and cash equivalents 230 (156) 844 (87) (2,268)
Cash and cash equivalents at the beginning

of the period (net of overdraft)
14,420 19,650 23,348 15,579 13,987
Cash and cash equivalents at the end of the

period (net of overdraft)
4)
9,641 14,420 15,580 9,641 15,579
1)

The line item includes a fair value loss related

to inventory of USD 2 408 million in the fourth

quarter 2022. The corresponding amount in
the fourth quarter 2023 was a fair value gain

of USD 204 million.
2)

Cash inflow of USD 433 million received in

the first quarter 2022 related to the disposal

of parts of the interests in the Bacalhau field in
2018 (contingent consideration) has been reclassified

from Capital expenditures and investments to

Proceeds from sale of assets and
businesses.
3)

The line item includes cash consideration net of

cash disposed,

related to the disposal of Equinor Energy Ireland

Limited at closing date
31 March 2023. See note 3 Acquisitions and disposals

for more information.

4)

At 31 December 2023 and 31 December 2022

cash and cash equivalents net overdraft

were zero.

Equinor fourth quarter 2023

Notes to the Condensed interim financial statements
1 Organisation and basis of preparation
Organisation and principal activities
Equinor Group (Equinor) consists of Equinor ASA and its subsidiaries. Equinor ASA is incorporated and domiciled in Norway and
listed on the Oslo Børs (Norway) and the New York Stock Exchange (USA). The registered office address is Forusbeen 50, N-4035,
Stavanger, Norway.
The objective of Equinor is to develop, produce and market various forms of energy and derived products and services, as well as
other businesses. The activities may also be carried out through participation in or cooperation with other companies. Equinor Energy
AS, a 100% owned operating subsidiary of Equinor ASA and owner of all of Equinor's oil and gas activities and net assets on the
Norwegian continental shelf, is a co-obligor or guarantor of certain debt obligations of Equinor ASA.
Equinor's condensed interim financial statements for the fourth quarter of 2023 were authorised for issue by the board of directors on
6 February 2024.
Basis of preparation
These condensed interim financial statements are prepared in accordance with IAS 34 Interim Financial

Reporting as issued by the
International Accounting Standards Board (IASB) and as adopted by the European Union (EU).

The condensed interim financial
statements do not include all the information and disclosures required by IFRS® Accounting Standards for a complete set of financial
statements and should be read in conjunction with the Consolidated annual financial statements for

2022. IFRS Accounting Standards
as adopted by the EU differs in certain respects from IFRS Accounting Standards as issued by the IASB,

however the differences do
not impact Equinor's financial statements for the periods presented.
As a result of rounding differences, numbers or percentages may not add up to the total.

The condensed interim financial statements are unaudited.
Accounting policies
The accounting policies applied in the preparation of the condensed interim financial statements are consistent with those used in the
preparation of Equinor’s consolidated annual financial statements for 2022. A description of the material accounting policies is
included in Equinor’s consolidated annual financial statements for 2022. When determining fair value, there have been no changes to
the valuation techniques or models and Equinor applies the same sources of input and the same criteria for categorization in the fair
value hierarchy as disclosed in the consolidated annual financial statements for 2022.
For information about standards, amendments to standards and interpretations effective from 1 January 2023, that could affect the
consolidated financial statements, please refer to note 2 in Equinor’s consolidated financial statements for 2022. None of the
amendments effective from 1 January 2023 has had a significant impact on the condensed interim financial statements.

Equinor has
not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.
Equinor has adopted amendments to IAS 12 – International Tax Reform – Pillar Two Model Rules (top-up tax) with effect from 1
January 2023. Equinor has applied the mandatory exception and does not recognise or disclose information about deferred tax assets
and liabilities related to Pillar Two income taxes. The mandatory exception applies retrospectively. However, since no new legislation to implement the top-up tax was enacted or substantively enacted on 31 December 2022 in any jurisdiction in which Equinor operates,
and no related deferred tax was recognised at that date, the retrospective application has no impact on the Consolidated financial
statements.
Use of judgements and estimates
The preparation of financial statements in conformity with IFRS Accounting Standards requires management to make judgments,
estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities,

income
and expenses. The estimates and associated assumptions are reviewed on an on-going basis and are based on historical experience
and various other factors that are believed to be reasonable under the circumstances. These estimates and assumptions form the
basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual
results may differ from these estimates. Please refer to note 2 in Equinor’s consolidated financial statements for 2022 for more
information about accounting judgement and key sources of estimation uncertainty. Refer to note 2 Segments in this report for further information about management’s future commodity price assumptions.

Equinor fourth quarter 2023

2 Segments
Equinor’s operations are managed through operating segments identified on the basis of those components of Equinor that are
regularly reviewed by the chief operating decision maker, Equinor's Corporate Executive Officer (CEO). The reportable segments
Exploration & Production Norway (E&P Norway), Exploration & Production International (E&P

International), Exploration & Production
USA (E&P USA), Marketing, Midstream & Processing (MMP) and Renewables (REN)

correspond to the operating segments. The
operating segments Projects, Drilling & Procurement (PDP), Technology, Digital & Innovation (TDI) and Corporate staff and functions are aggregated into the reportable segment Other based on materiality. The majority of the costs in PDP and TDI is allocated to the three Exploration & Production segments, MMP and REN.
The accounting policies of the reporting segments equal those applied in these condensed interim financial statements, except for the
line-item Additions to PP&E, intangibles and equity accounted investments in which movements related to changes in asset retirement
obligations are excluded as well as provisions for onerous contracts which reflect only obligations towards group external parties. The
measurement basis of segment profit is net operating income/(loss). Deferred tax assets, pension assets, non-current financial assets,
total current assets and total liabilities are not allocated to the segments. Transactions between the segments, mainly from the sale of
crude oil, gas, and related products, are performed at defined internal prices which have been derived from market prices. The
transactions are eliminated upon consolidation.
Fourth quarter 2023
E&P
Norway

E&P
International
E&P

USA MMP REN Other
Eliminations

Total Group (in USD million)
Revenues third party 72 297 76 28,372 5 21 0 28,843
Revenues inter-segment 9,780 1,597 1,089 309 4 8 (12,787) 0
Net income/(loss) from equity accounted
investments 0 (5) 0 (13) (6) (8) 0 (31)
Other income 224 (0) 0 (0) 17 0 0 242
Total revenues and other income

10,076 1,889 1,165 28,668 20 22 (12,787) 29,054
Purchases [net of inventory variation] 0 (45) 0 (26,330) 0 (0) 12,570 (13,804)
Operating, selling, general and
administrative expenses (1,057) (540) (308) (1,384) (180) 17 173 (3,279)
Depreciation and amortisation (1,144) (603) (506) (227) (6) (31) 0 (2,518)
Net impairment (losses)/reversals 0 (310) (0) 7 (0) 0 0 (303)
Exploration expenses (138) (55) (208) 0 0 0 0 (402)
Total operating expenses (2,339) (1,553) (1,022) (27,934) (185) (15) 12,743 (20,306)
Net operating income/(loss) 7,737 336 143 734 (166) 7 (43) 8,748
Additions to PP&E, intangibles and equity
accounted investments 1,577 923 332 218 696 25 (0) 3,770

Equinor fourth quarter 2023

Third quarter 2023
E&P
Norway

E&P
International
E&P

USA MMP REN Other
Eliminations

Total Group (in USD million)
Revenues third party 42 183 65 25,611 2 20 0 25,924
Revenues inter-segment 7,904 1,809 1,064 107 8 8 (10,902) 0
Net income/(loss) from equity accounted
investments 0 (2) 0 (6) (16) 0 0 (25)
Other income (9) 0 32 (0) 0 101 0 124
Total revenues and other income

7,938 1,990 1,162 25,712 (5) 129 (10,902) 26,024
Purchases [net of inventory variation] (1) 58 0 (22,987) 0 (0) 10,661 (12,269)
Operating, selling, general and
administrative expenses (788) (541) (293) (1,181) (103) (76) 267 (2,715)
Depreciation and amortisation (1,107) (594) (472) (217) (3) (34) 0 (2,426)
Net impairment (losses)/reversals (588) 0 290 (346) (300) 0 0 (943)
Exploration expenses (120) (75) (23) 0 0 0 0 (218)
Total operating expenses (2,604) (1,152) (496) (24,730) (406) (110) 10,928 (18,571)
Net operating income/(loss) 5,335 838 666 982 (412) 18 27 7,453
Additions to PP&E, intangibles and equity
accounted investments 1,421 888 338 342 193 24 0 3,206

Equinor fourth quarter 2023

Fourth quarter 2022
E&P
Norway

E&P
International
E&P

USA MMP REN Other
Eliminations

Total Group (in USD million)
Revenues third party 59 695 69 32,965 7 46 0 33,841
Revenues inter-segment 16,652 1,623 1,014 254 0 27 (19,570) 0
Net income/(loss) from equity accounted
investments (0) 31 0 372 8 (16) 0 395
Other income 18 24 0 0 23 19 0 84
Total revenues and other income 16,729 2,373 1,083 33,591 38 76 (19,570) 34,321
Purchases [net of inventory variation] (0) (85) (0) (31,996) 0 (0) 19,228 (12,853)
Operating, selling, general and
administrative expenses (1,020) (511) (220) (1,614) (101) (153) 314 (3,304)
Depreciation and amortisation (1,219) (436) (363) (236) (1) (26) 0 (2,281)
Net impairment (losses)/reversals (3) 747 350 3 0 (0) 0 1,097
Exploration expenses (101) (266) (29) 0 0 0 0 (396)
Total operating expenses (2,343) (551) (262) (33,842) (102) (179) 19,542 (17,737)
Net operating income/(loss) 14,386 1,822 821 (251) (63) (103) (29) 16,584
Additions to PP&E, intangibles and equity
accounted investments 1,422 584 281 349 103 88 0 2,828

Equinor fourth quarter 2023

Full year 2023
E&P
Norway

E&P
Internationa
l
E&P

USA MMP REN Other
Eliminations

Total Group (in USD million)
Revenues third party 230 993 277 105,242 20 85 0 106,848
Revenues inter-segment 37,999 6,009 4,009 633 12 33 (48,695) 0
Net income/(loss) from equity accounted
investments 0 28 0 12 (33) (8) 0 (1)
Other income 111 1 32 23 18 142 0 327
Total revenues and other income

38,340 7,032 4,319 105,908 17 253 (48,695) 107,174
Purchases [net of inventory variation] (0) (70) 0 (95,769) 0 (1) 47,665 (48,175)
Operating, selling, general and
administrative expenses (3,759) (2,176) (1,178) (4,916) (462) (201) 893 (11,800)
Depreciation and amortisation (4,429) (2,123) (1,779) (897) (12) (133) 0 (9,373)
Net impairment (losses)/reversals (588) (310) 290 (343) (300) (10) 0 (1,260)
Exploration expenses (476) (20) (299) 0 0 0 0 (795)
Total operating expenses (9,253) (4,700) (2,966) (101,925) (774) (345) 48,558 (71,404)
Net operating income/(loss) 29,087 2,332 1,353 3,984 (757) (92) (137) 35,770
Additions to PP&E, intangibles and equity
accounted investments 5,939 4,376 1,206 844 2,007 128 0 14,500
Balance sheet information
Equity accounted investments

3 0 0 783 1,665 57 0 2,508
Non-current segment assets

28,915 17,977 11,049 3,997 1,575 1,018 0 64,530
Non-current assets not allocated to
segments

14,487
Total non-current assets

81,525
Assets held for sale 0 1,064 0 0 0 0 0 1,064

Equinor fourth quarter 2023

Full year 2022
E&P
Norway

E&P
International
E&P

USA MMP REN Other
Eliminations

Total Group (in USD million)
Revenues third party 304 1,099 305 147,164 16 115 0 149,004
Revenues inter-segment 74,631 6,124 5,217 527 0 55 (86,554) 0
Net income/(loss) from equity accounted
investments (0) 172 0 406 58 (16) 0 620
Other income 994 35 0 9 111 33 0 1,182
Total revenues and other income 75,930 7,431 5,523 148,105 185 187 (86,554) 150,806
Purchases [net of inventory variation] 0 (116) (0) (139,916) 0 (0) 86,227 (53,806)
Operating, selling, general and
administrative expenses (3,782) (1,698) (938) (4,591) (265) (223) 904 (10,593)
Depreciation and amortisation (4,986) (1,445) (1,422) (881) (4) (142) 0 (8,878)
Net impairment (losses)/reversals 819 (286) 1,060 895 0 (0) 0 2,487
Exploration expenses (366) (638) (201) 0 0 0 0 (1,205)
Total operating expenses (8,315) (4,183) (1,501) (144,493) (269) (365) 87,131 (71,995)
Net operating income/(loss) 67,614 3,248 4,022 3,612 (84) (178) 577 78,811
Additions to PP&E, intangibles and equity
accounted investments 4,922 2,623 764 1,212 298 176 0 9,994
Balance sheet information
Equity accounted investments

3 550 0 688 1,452 65 0 2,758
Non-current segment assets 28,510 15,868 11,311 4,619 316 1,031 0 61,656
Non-current assets not allocated to
segments

15,437
Total non-current assets

79,851
Assets held for sale 0 1,018 0 0 0 0 0 1,018

Equinor fourth quarter 2023

Net impairments/reversal of impairments and changes to accounting assumptions
Management’s future commodity price assumptions are used for value in use impairment testing. While there are inherent
uncertainties in the assumptions, the commodity price assumptions reflect management’s best estimate of the price development over
the life of the Group’s assets based on its view of relevant current circumstances and the likely future development of such
circumstances, including energy demand development, energy and climate change policies as well as the speed of the energy
transition, population and economic growth, geopolitical risks, technology and cost development and other factors. Management’s
best estimate also takes into consideration a range of external forecasts.
Equinor has performed a thorough and broad analysis of the expected development in drivers for the different commodity markets.
Significant uncertainty exists regarding future commodity price development due to the transition to a lower carbon economy, future
supply actions by OPEC+ and other factors. Such analysis resulted in changes in the long-term price assumptions with effect from the
second quarter of 2023. The main price assumptions applied in impairment and impairment reversal assessments are disclosed in the
table below as price-points on price curves. Previous price-points applied from the third quarter of 2022 up to and including the first
quarter of 2023 are provided in brackets.
Year

Prices in real terms
1)
2025 2030 2040 2050
Brent Blend (USD/bbl) 79 (78) 78 (78) 73 (73) 68 (68)
European gas (USD/mmBtu) - TTF 15.5 (20.9) 9.1 (9.9) 9.5 (9.4) 9.5 (9.4)
Henry Hub (USD/mmBtu) 3.6 (4.2) 4.3 (3.9) 4.3 (3.9) 4.3 (3.9)
Electricity Germany (EUR/MWh) 106 (122) 78 (74) 71 (60) 71 (60)
EU ETS (EUR/tonne) 90 (84) 105 (84) 128 (111) 150 (137)
1) Basis year 2023.

Equinor fourth quarter 2023

For the full year of 2023, Equinor recognised net impairments of USD 1,260 million, excluding impairments related to capitalized
exploration and evaluation expenditures.
In the fourth quarter of 2023, Equinor recognised impairments in the E&P International segment to an amount of USD 310 million,
following the held for sale classification of its interest in Azerbaijan assets. Refer to note 3 for additional details.
In the third quarter of 2023, Equinor recognised impairments in the REN segment to an amount of USD 300 million, due to inflation
and supply chain constraints on the US North East Coast offshore wind projects.

Impairments

in the E&P Norway segment amounted
to USD 588 million and mainly relate to reduced expected reserves on a producing asset. Impairments

in the MMP segment
amounted to USD 346 million and mainly relate to expectations of stabilizing refinery margins at a lower level than the margins
consumed in the recent quarterly periods. Impairment reversals in the E&P USA segment amounted to USD 290 million and mainly
relate to increased expected reserves on a producing asset.
Non-current assets by country
At 31 December

At 31 December
(in USD million) 2023 2022
Norway 32,977 33,242
USA 12,587 12,343
Brazil 10,871 9,400
UK 5,535 3,688
Canada 1,157 1,171
Angola 1,103 895
Denmark 973 497
Argentina 648 615
Algeria 474 622
Poland 447 270
Other 265 1,672
Total non-current assets
1)
67,038 64,414
1) Excluding deferred tax assets, pension assets

and non-current financial assets. Non-current assets

are attributed to country of operations.
3 Acquisitions and disposals

Acquisitions

Swap of US Offshore Wind assets
In

January

2024,

Equinor

entered

into

a

swap

agreement

with

bp.

Equinor

will acquire

bp’s

50% share

and

take

full

ownership

of
Empire Offshore

Wind Holdings

LLC, including

the Empire

Wind lease

and projects,

while bp

will acquire

Equinor’s 50%

share and
take full

ownership of

Beacon Wind

Holdings LLC,

including the

Beacon Wind

lease and

projects. It

is anticipated

that Equinor

will
consolidate Empire

Wind and

derecognise its

50% share

of Beacon

Wind in

the first

quarter of

2024. Subject

to certain

conditions,
Equinor will also acquire

bp's 50% interest in

the South Brooklyn Marine

Terminal

(SBMT) lease. The

transaction, pending regulatory
approvals,

is

anticipated

to

be

cash

neutral,

with

the

exception

of

standard

cash

and

working

capital

settlements

and

will

be
recognised in the REN segment.
Acquisition of Rio Energy
On 3 November 2023,

Equinor closed a transaction with

Denham Capital to acquire 100%

of the shares in

Horus Investimentos S.A.,
the parent

company of

Rio Energy,

a leading

onshore renewables

company in

Brazil. The

cash consideration

amounted to

USD 82
million in addition to USD

268 million in capital contribution

to settle Rio Energy’s external

financing. The acquired portfolio includes a
producing onshore wind farm

in the north-eastern state

of Bahia, a pre-construction

solar photovoltaic (PV) portfolio

and a pipeline of
1.2

GW of

onshore wind

and solar

projects.

This transaction

resulted in

an increase

in Equinor’s

property,

plant and

equipment

of
USD 350

million. The

transaction has

been accounted

for as

a business

combination within

the REN

segment. The

purchase price
and the purchase price allocation are preliminary.
Acquisition of Suncor Energy UK Limited
On 30 June 2023, Equinor closed

a transaction with Suncor Energy UK

Holdings Ltd to acquire 100% of the

shares in Suncor Energy
UK Limited

for a

total consideration

of USD

847 million

after customary

adjustments for

working capital.

The transaction

includes a
non-operated interest

in the

producing Buzzard

oil field

(29.89%) and

an additional

interest in

the operated

Rosebank development
(40%).

The

transaction

has

been

accounted

for

within

the

E&P

International

segment

as

a

business

combination,

resulting

in

an

Equinor fourth quarter 2023

increase in Equinor’s property, plant and equipment of

USD 1,490 million and deferred tax liabilities of USD 672 million. The purchase price allocation remains preliminary.
Acquisition of BeGreen
On 26 January 2023, Equinor closed a

transaction with the Bregentved Group and members of

the executive board of BeGreen Solar
Aps to acquire

100% of the shares

in the Danish solar

developer BeGreen Solar Aps.

The cash consideration amounted

to USD 252
million (EUR 235 million), in addition

to a consideration contingent on the

successful delivery of future solar projects above

an agreed
megawatt

threshold.

The

transaction

has

been

accounted

for

within

the

REN

segment

as

a

business

combination,

resulting

in

an
increase of Equinor’s intangible assets of USD 423 million.
Disposals
Equinor Energy Ireland Limited
On

31

March

2023,

Equinor

closed

the

transaction

with

Vermilion

Energy

Inc

(Vermillion)

to

sell

Equinor’s

non-operated

equity
position in

the Corrib

gas project

in Ireland,

covering 100%

of the

shares in

Equinor Energy

Ireland Limited

(EEIL). Prior

to closing,
Equinor received an extraordinary dividend of USD 371 million from EEIL. Total consideration amounted to USD 362 million, including
cash settlement of contingent consideration. A loss of USD 258 million has been recognised within the E&P International segment and presented in the line item Operating expenses in the Consolidated statement of income.
Held for sale
Divestment of interest in Azerbaijan
On 22 December 2023, Equinor entered into an agreement with

the State Oil Company of the Republic of Azerbaijan

(SOCAR)

to sell
its interest in its Azerbaijan assets. The assets comprise a 7.27% non-operated interest in the Azeri Chirag

Gunashli (ACG) oil fields in
the

Azerbaijan

sector

of

the

Caspian

Sea,

8.71%

interest

in

the

Baku-Tbilisi-Ceyhan (BTC)

pipeline

and

50%

in

the

Karabagh

oil
field. Closing is

expected during

2024 subject

to regulatory

and contractual

approvals. The

assets have

been classified

as held

for
sale

resulting

in

a

USD

310

million

impairment

within

the

E&P

International

segment,

presented

in

the

line

item

Depreciation,
amortisation and net impairments in the Consolidated statement of income.
4 Revenues

Revenues from contracts with customers by geographical areas
When attributing the line item Revenues from contracts with customers for the fourth quarter of 2023 to the country of the legal entity
executing the sale, Norway constitutes 77%, and the USA constitutes 19% of such revenues (78% and 20%,

respectively, for the third
quarter of 2023; 79% and 18%, respectively, for the full year of 2023). For the fourth quarter of 2022, Norway and the USA constituted
81% and 14% of such revenues, respectively (84% and 13%, respectively, for the full year of 2022). Revenues from contracts with customers are mainly reflecting such revenues from the reporting segment MMP.
Revenues from contracts with customers and other revenues
Quarters Full year
(in USD million) Q4 2023 Q3 2023 Q4 2022 2023 2022
Crude oil 15,695 15,999 12,994 56,861 58,524
Natural gas 6,597 4,292 15,479 26,386 65,232

- European gas
5,796 3,728 13,326 23,174 58,239

- North American gas
298 217 651 1,111 2,884

- Other incl. Liquefied natural gas
503 347 1,502 2,102 4,109
Refined products 2,710 2,528 2,892 10,083 11,093
Natural gas liquids 2,087 2,095 1,896 8,345 9,240
Transportation 305 272 480 1,425 1,470
Other sales 951 465 1,469 3,032 4,702
Revenues from contracts with customers 28,345 25,650 35,209 106,132 150,262
Total other revenues
1)
498 274 (1,368) 716 (1,258)
Revenues 28,843 25,924 33,841 106,848 149,004
1) Principally relates to commodity derivatives and

change in fair value less cost to sell for commodity

inventories held for trading purposes.

Equinor fourth quarter 2023

5 Financial items

Quarters Full year
(in USD million)
Q4 2023 Q3 2023 Q4 2022 2023 2022
Net foreign currency exchange gains/(losses) (289) (12) (2,140) 852 2,088
Interest income and other financial income 661 580 482 2,449 1,222
Gains/(losses) on financial investments 139 (54) 8 123 (394)
Gains/(losses) other derivative financial instruments

445 (89) (15) 351 (1,745)
Interest and other finance expenses (368) (412) (450) (1,660) (1,379)
Net financial items 589 13 (2,115) 2,114 (207)
Equinor reports foreign currency losses in the fourth quarter and the fourth quarter last year, mainly related to weakening of USD
versus NOK. For the full year 2023, and 2022, there have been significant foreign currency gains,

mainly related to the strengthening
of USD versus NOK. These currency effects are mainly due to a large part of Equinor’s operations having NOK as functional currency,
and the effects are offset within equity as OCI effects arising on translation from functional currency to presentation currency USD.
The gains are lower in 2023 compared to 2022 due to reduced balances and a lesser change in currency rates.
The increase in Interest income and other financial income in 2023 compared to previous year mainly relates to higher interest rates.
Equinor has a US Commercial paper programme available with a limit of USD 5 billion. As of 31 December 2023, USD 1.9 billion were
utilised compared to USD 0.2 billion utilised as of 31 December 2022.
6 Income taxes
Quarters Full year
(in USD million)
Q4 2023 Q3 2023 Q4 2022 2023 2022
Income/(loss) before tax 9,337 7,466 14,469 37,884 78,604
Income tax (6,729) (4,965) (6,572) (25,980) (49,861)
Effective tax rate

72.1%

66.5%

45.4%
68.6% 63.4%
The effective tax rate for the full year 2023 was significantly influenced by lower share of income from the Norwegian continental shelf
and currency effect in entities that are taxable in other currencies than the functional currency.

The effective tax rate for the fourth quarter of 2022 and for the full year 2022 was significantly influenced by recognition of previously
unrecognised deferred tax assets in the US. The effective tax rate for the fourth quarter of 2022 was also influenced by low share of
income from the Norwegian continental shelf due to derivative losses.

Equinor fourth quarter 2023

7 Provisions, commitments, contingent items and related parties
Asset retirement obligation
Equinor's estimated asset retirement obligations (ARO) have increased by USD 0.6 billion to USD 12.4 billion at 31 December 2023
compared to year-end 2022, mainly due to net increase in underlying cost estimate. Changes in

ARO are reflected within Property,
plant and equipment and Provisions and other liabilities in the Consolidated balance sheet.
Litigation and claims
During the normal course of its business, Equinor is involved in legal and other proceedings,

and several unresolved claims are
currently outstanding. The ultimate liability or asset in respect of such litigation and claims cannot be determined at this time. Equinor
has provided in its Condensed interim financial statements for probable liabilities related to litigation and claims based on the
company’s best judgement. Equinor does not expect that its financial position, results of operations or cash flows will be materially
affected by the resolution of these legal proceedings.
Related parties
The line-item Trade and other receivables include a receivable from the Norwegian state under the Marketing Instruction in relation to
the state’s (SDFI) participation in the gas sales activities of a foreign subsidiary of Equinor, estimated at USD 0.1 billion. At year-end
2022, the corresponding estimated amount of USD 1.5 billion was classified as a non-current item and included in the line-item
Prepayments and financial receivables. The decrease is mainly related to reduced cost price for gas storage volume. A corresponding
non-current liability of USD 0.1 billion has been recognised, representing SDFI's estimated interest in the gas sales activities in the
foreign subsidiary. The estimated total non-current liabilities to SDFI amounts to USD 0.8 billion at 31 December 2023 (USD 2.1 billion at year-end 2022). In addition, the line-item Finance debt, which form part of the sub-total Total current liabilities, includes a liability of
USD 0.9 billion to SDFI due to cash received for collateral deposits requirement (0 at year-end 2022).
8 Capital distribution
Dividend for the fourth quarter 2023 and share buy-back programme 2024 - 2025
On 6 February 2024, the Board of Directors proposed to the annual general meeting on 14 May

2024 an ordinary cash dividend for
the fourth quarter of 2023 of USD 0.35 per share and an extraordinary cash dividend of USD 0.35
per share. The Equinor shares will
be traded ex-dividend 15 May 2024 on the Oslo Børs and for ADR holders on the New York Stock Exchange. Record date will be 16
May 2024, and payment date will be 28 May 2024.
On 6 February 2024, the Board of Directors further decided to announce a two-year share buy-back programme for 2024-2025 of
USD 10-12 billion in total, with USD 6 billion for 2024. The share buy-back programme will be subject to market outlook and balance
sheet strength. The first tranche of up to USD 1.2 billion of the 2024 share buy-back programme will commence on 8 February and
end no later than 5 April 2024. The first tranche of the 2024 share buy-back programme is based on the authorisation from the annual
general meeting in May 2023, valid until the next annual general meeting, but no later than

30 June 2024. Commencement of new
share buy-back tranches after the first tranche in 2024 will be decided by the board of directors on a quarterly basis in line with the
company’s dividend policy and will be subject to existing and new board authorisations for share buy-back from the company’s annual general meeting and agreement with the Norwegian State regarding share buy-back.
Share buy- back programme 2023
Based on the authorisation from the annual general meeting on 10 May 2023, the Board of directors has, on a quarterly basis,
decided on share buy-back tranches. The 2023 programme was up to USD 6,000 million,

including shares to be redeemed from the
Norwegian State.
During the first nine months of 2023, Equinor launched three tranches totaling USD 4,333 million,

of which USD 1,430 million was
acquired in the open market. In October 2023, Equinor launched the fourth and final tranche of

USD 1,667 billion, of which USD 550
million has been recognised as a reduction in equity due to an irrevocable agreement with a third party. Of the fourth tranche, USD
388 million has been acquired in the open market and settled at 31 December 2023.
In order to maintain the Norwegian State’s ownership share in Equinor, a proportionate share of the second, third and fourth tranche of the 2022 programme as well as the first tranche of the 2023 programme was redeemed and annulled after approval by the annual
general meeting on 10 May 2023. The liability to the Norwegian State of USD 3,705 million

(NOK 39,071 million) was settled in June
2023.
Full year

Equinor fourth quarter 2023

Equity impact of share buy-back programmes (in USD million) 2023 2022
First tranche 330 330
Second tranche 550 440
Third tranche 550 605
Fourth tranche 550 605
Norwegian state share 1) 3,705 1,399
Total 5,685 3,380
1) Relates to second to fourth tranche of previous

year programme and first tranche of current year
programme

Equinor fourth quarter 2023

SUPPLEMENTARY

DISCLOSURES

Exchange rates
Quarters Change Full year
Exchange rates
Q4 2023 Q3 2023 Q4 2022 Q4 on Q4 2023 2022 Change
USD/NOK average daily exchange rate 10.8474 10.4818 10.1925 6% 10.5647 9.6245 10%
USD/NOK period-end exchange rate 10.1724 10.6225 9.8573 3% 10.1724 9.8573 3%
EUR/USD average daily exchange rate 1.0747 1.0880 1.0195 5% 1.0810 1.0498 3%
EUR/USD period-end exchange rate 1.1050 1.0594 1.0666 4% 1.1050 1.0666 4%
USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or
included in the comparable measures calculated and presented in accordance with GAAP (i.e.,

IFRS Accounting Standards in the
case of Equinor). The following financial measures included in this report may be considered non-GAAP financial measures:
Adjusted earnings
are based on net operating income/(loss) and adjusts for certain items affecting the income for the period to
separate out effects that management considers may not be well correlated to Equinor’s underlying operational performance in the
individual reporting period. Management believes adjusted earnings provides an indication of Equinor’s underlying operational
performance in the period and facilitates comparison of operational trends between periods

The calculation of Adjusted earnings was
changed in 2023, as detailed below.
Adjusted earnings after tax

– equals the sum of net operating income/(loss) less income tax in reporting segments and includes adjustments to operating income to take the applicable marginal tax into consideration.

Adjusted earnings after tax excludes net
financial items and the associated tax effects on net financial items. It is based on adjusted earnings less the tax effects on all
elements included in adjusted earnings (or calculated tax on operating income and on each of the adjusting items using an estimated
marginal tax rate). In addition, tax effect related to tax exposure items not related to the individual reporting period is excluded from
adjusted earnings after tax. Management believes adjusted earnings after tax provides an indication of Equinor’s underlying
operational performance and facilitates comparisons of operational trends between periods as it reflects the tax charge associated
with operational performance excluding the impact of financing. Certain net USD denominated financial positions are held by group
companies that have a USD functional currency that is different from the currency in which the taxable income is measured. As
currency exchange rates change between periods, the basis for measuring net financial items for IFRS Accounting Standards will
change disproportionally with taxable income which includes exchange gains and losses from translating the net USD denominated
financial positions into the currency of the applicable tax return. Therefore, the effective tax rate may be significantly higher or lower
than the statutory tax rate for any given period. Adjusted taxes included in adjusted earnings after tax should not be considered
indicative of the amount of current or total tax expense (or taxes payable) for the period.
Adjusted earnings and adjusted earnings after tax are supplementary measures and should not be viewed in isolation or as
substitutes for net operating income/(loss) and net income/(loss), which are the most directly comparable IFRS Accounting Standards
measures. The tables presented under Reconciliation of adjusted earnings and Reconciliation of adjusted earnings after tax to net
income later in this report reconcile adjusted earnings and adjusted earnings after tax with the most directly comparable IFRS
Accounting Standards financial measure or measures. There are material limitations associated with the use of adjusted earnings and
adjusted earnings after tax compared with the IFRS Accounting Standards measures as these non-GAAP measures do not include all
the items of revenues/gains or expenses/losses of Equinor that are needed to evaluate its profitability on an overall basis. Adjusted
earnings and adjusted earnings after tax are only intended to be indicative of the underlying developments in trends of our on-going
operations for the production, manufacturing and marketing of our products and exclude pre-and post-tax impacts of net financial
items. Equinor reflects such underlying developments in our operations by eliminating the effects of certain items that may not be
directly associated with the period's operations or financing. However, for that reason, adjusted earnings and adjusted earnings after tax are not complete measures of profitability and should therefore not be used in isolation.

Equinor fourth quarter 2023

Amended principles for Adjusted earnings with effect from the first quarter of 2023:
Equinor has made the following changes to the items adjusted for within Adjusted earnings:
●

With effect from the first quarter of 2023, movements in the fair value of commodity derivatives used to manage price risk
exposure of future sale and purchase contracts are excluded from adjusted earnings and deferred until the time of the physical
delivery. This change minimises the effects of timing differences and presents a measure more indicative of underlying economic performance.
●

With effect from the first quarter of 2023, the principle used to adjust the valuation of commercial storages is based on the
forward price at the expected realisation date. Prior to this amendment, the valuation adjustment was based on short-term
forward prices which, for some storages, did not correspond to the forward price at the expected realisation date. This change
brings the valuation principle in line with how the corresponding derivative contract used to manage price exposure is valued.
These changes have been applied retrospectively to the comparative figures. The majority of the impact is due to the revised
treatment of commodity derivatives. These changes only affect the MMP reporting segment and currently do not have an impact on
other segments. Equinor deems that these changes lead to a better representation of performance in each period by appropriately
reflecting the economic impact of its risk management activities.
Impact of change Q4 2022 Full year 2022
MMP segment As reported Impact Restated As reported Impact Restated
Changes in fair value of derivatives (142) 2,207 2,065 (149) 1,801 1,651
Periodisation of inventory hedging effect (395) (251) (646) (349) 181 (168)
Adjusted total revenues and other income 33,055 1,955 35,010 147,599 1,981 149,580
Adjusted earnings/(loss) (540) 1,955 1,416 2,253 1,981 4,234
Adjusted earnings/(loss) after tax 1,907 (1,077) 831 2,727 (10) 2,717
Impact of change Q4 2022 Full year 2022
Equinor group
As reported

Impact

Restated

As reported

Impact

Restated

Changes in fair value of derivatives (462) 2,207 1,744 (207) 1,801 1,593
Periodisation of inventory hedging effect (395) (251) (646) (349) 181 (168)
Adjusted total revenues and other income 33,546 1,955 35,501 149,910 1,981 151,891
Adjusted earnings/(loss) 15,059 1,955 17,014 74,940 1,981 76,921
Adjusted earnings/(loss) after tax 5,796 (1,077) 4,719 22,691 (10) 22,680
Effective tax rates on adjusted earnings 61.5% 10.8% 72.3% 69.7% 0.8% 70.5%
No other line items or segments were affected by the

change.
Adjusted earnings adjust for the following items:
●
Changes in fair

value of derivatives:

In the ordinary

course of business,

Equinor enters into commodity

derivative contracts to
manage the price risk exposure relating to future sale and purchase contracts. These commodity derivatives are measured at fair
value

at each

reporting date,

with the

movements in

fair value

recognised in

the

income statement.

By

contrast, the

sale and
purchase contracts are

not recognised until

the transaction occurs

resulting in timing

differences. Therefore, with

effect from

the
first

quarter

of

2023,

the

unrealised

movements

in

the

fair

value

of

these

commodity

derivative

contracts

are

excluded

from
adjusted earnings

and deferred

until the

time of

the physical

delivery to

minimise the

effect of

these timing

differences. Further,
embedded derivatives

within certain

gas contracts

and contingent

consideration related

to historical

divestments are

carried at
fair value. Any

accounting impacts resulting

from such changes

in fair value

are also excluded

from adjusted earnings,

as these
fluctuations are not indicative of the underlying performance of the business.
●
Periodisation of inventory hedging effect:

Equinor enters into derivative contracts to manage price risk exposure relating to its commercial storage.

These derivative

contracts are

carried at

fair value

while the

inventories are

accounted for

at the

lower of
cost or market price.

An adjustment is made to align the valuation

principles of inventories with related derivative contracts.

With
effect from the first quarter of 2023, the adjusted valuation of inventories is based on the forward price at the expected realisation date. This is so that the valuation principles between commercial storages and derivative contracts are better aligned.
●
Over/underlift:
Over/underlift is

accounted

for

using

the

sales

method

and

therefore revenues

are

reflected

in

the

period

the
product is sold rather than

in the period it is produced.

The over/underlift position depends on several factors

related to our lifting
programme and

the way

it corresponds

to our

entitlement share

of production.

The effect

on income

for the

period is

therefore
adjusted,

to

show

estimated

revenues

and

associated

costs

based

upon

the

production

for

the

period

to

reflect

operational
performance.

Equinor fourth quarter 2023

●
The operational storage

is not

hedged and

is not

part of

the trading

portfolio. Cost

of goods

sold is

measured based

on the
FIFO (first-in, first-out)

method, and includes realised

gains or losses

that arise due to

changes in market prices.

These gains or
losses will fluctuate from one period to another and are not considered part of the underlying operations for the period.
●
Impairment and

reversal of

impairment

are excluded

from adjusted

earnings since

they affect

the economics

of an

asset for
the lifetime

of that

asset, not

only the

period in

which it

is impaired,

or the

impairment is

reversed. Impairment

and reversal

of
impairment can impact both the exploration expenses and the depreciation, amortisation and net impairment line items.
●
Gain or

loss from

sales of

assets

is eliminated

from the

measure since

the gain

or loss

does not

give an

indication of

future
performance or

periodic performance;

such a

gain or

loss is

related to

the cumulative

value creation

from the

time the

asset is
acquired until it is sold.
●
Eliminations (Internal unrealised profit

on inventories):

Volumes derived

from equity oil inventory

vary depending on several
factors and

inventory strategies,

i.e., level

of crude

oil in

inventory,

equity oil

used in

the refining

process and

level of

in-transit
cargoes. Internal profit related to volumes sold between entities within the group, and still in inventory at period end, is eliminated
according

to

IFRS

Accounting

Standards

(write

down

to

production

cost).

The

proportion

of

realised

versus

unrealised

gain
fluctuates

from one

period

to another

due

to

inventory strategies

and

consequently impact

net

operating income/(loss).

Write-
down to production

cost is not

assessed to be

a part of

the underlying operational performance,

and elimination of

internal profit
related to equity volumes is excluded in adjusted earnings.
●
Other

items

of income

and

expense

are

adjusted

when

the

impacts

on

income

in

the

period

are

not

reflective of

Equinor’s
underlying operational performance in

the reporting period.

Such items may be

unusual or infrequent

transactions, but they

may
also include transactions

that are significant

which would not

necessarily qualify as

either unusual or

infrequent. However,

other
items

adjusted do

not

constitute normal,

recurring income

and operating

expenses

for the

company.

Other items

are

carefully
assessed and can include transactions such as provisions related to reorganisation, early retirement,

etc.
●
Change

in

accounting

policy

are

adjusted

when

the

impacts

on

income

in

the

period

are

unusual

or

infrequent,

and

not
reflective of Equinor’s underlying operational performance in the reporting period.
Net

debt

to

capital

employed

ratio
–

In

Equinor’s view,

net

debt

ratios

provide

a

more

informative picture

of

Equinor’s financial
strength than gross interest-bearing financial

debt. Three different net

debt to capital ratios

are presented in this

report: 1) net debt

to
capital employed,

2) net

debt to

capital employed

adjusted, including

lease liabilities,

and 3)

net debt

to capital

employed adjusted.
These calculations are all based on Equinor’s gross interest-bearing financial liabilities as recorded in the Consolidated balance sheet
and exclude cash, cash equivalents and current financial investments.
The following

adjustments are

made in

calculating the

net debt

to capital

employed adjusted,

including lease

liabilities ratio

and the
net debt

to capital employed

adjusted ratio: collateral

deposits (classified as

Cash and cash

equivalents in the

Consolidated balance
sheet),

and

financial

investments

held

in

Equinor

Insurance

AS

(classified

as

Current

financial

investments

in

the

Consolidated
balance

sheet)

are

treated

as

non-cash

and

excluded

from

the

calculation

of

these

non-GAAP

measures.

Collateral

deposits

are
excluded since they relate

to certain requirements of exchanges

where Equinor is trading

and presented as restricted

cash. Financial
investments

in

Equinor

Insurance

are

excluded

as

these

investments

are

not

readily

available

for

the

group

to

meet

short

term
commitments. These adjustments result in a

higher net debt figure and

in Equinor’s view provides a more

prudent measure of the net
debt to

capital employed

ratio than

would be

the case

without such

exclusions.

Additionally,

lease liabilities

are further

excluded in
calculating the net debt to capital employed adjusted ratio. The table

Calculation of capital employed and net debt to capital employed ratio later in

this report details the

calculations for these non-GAAP

measures and reconciles

them with the

most directly comparable
IFRS Accounting Standards financial measure or measures.
Organic capital

expenditures

(organic

investments/capex) –

Capital expenditures,

defined

as

Additions to

PP&E, intangibles

and
equity accounted investments as presented in

note 2 Segments to the Condensed

interim financial statements, amounted to USD 3.8
billion

in

Q4

2023

(Q4

2022:

USD

2.8

billion)

and

USD

14.5

billion

for

YTD

2023

(2022:

USD

10.0

billion).

Organic

capital
expenditures

are

capital

expenditures

excluding

expenditures

related

to

acquisitions,

leased

assets

and

other

investments

with
significantly different

cash flow

patterns. In

Q4 2023,

a total

of USD

0.8 billion

(Q4 2022:

USD 0.5

billion) is

excluded in

the organic
capital

expenditures

(YTD

2023:

USD

4.3

billion;

YTD

2022:

USD

1.9

billion).

Equinor

believes

this

measure

gives

stakeholders
relevant

information

to

understand

the

company’s

investments

in

maintaining

and

developing

its

assets.

Forward-looking

organic
capital expenditures

included in this

report are

not reconcilable to

its most

directly comparable IFRS

Accounting Standards

measure
without unreasonable

efforts,

because the

amounts excluded

from such

IFRS Accounting

Standards measure

to determine

organic
capital expenditures cannot be predicted with reasonable certainty.
Gross

capital

expenditures

(gross

capex)
–

Gross

capital

expenditures

represent

capital

expenditures,

defined

as

Additions

to
PP&E,

intangibles

and

equity

accounted

investments

as

presented

in

the

financial

statements,

excluding

additions

to

right

of

use
assets related to leases and capital expenditures financed through government grants. Equinor adds the proportionate share of capital expenditures

in

equity

accounted

investments

not

included

in

Additions

to

PP&E,

intangibles

and

equity

accounted

investments.
Equinor

believes

that

by

excluding

additions

to

right

of

use

assets

related

to

leases,

this

measure

better

reflects

the

company's
investments in the business

to drive growth. Forward-looking

gross capital expenditures included

in this report are

not reconcilable to
its most directly comparable

IFRS measure without unreasonable efforts,

because the amounts included

or excluded from such

IFRS
measure to determine gross capital expenditures cannot be predicted with reasonable certainty.

Equinor fourth quarter 2023

Return on average capital employed (ROACE)

– ROACE is the ratio of

adjusted earnings after tax to the average capital

employed
adjusted. For a reconciliation for adjusted earnings after tax, see Reconciliation of net operating income/(loss) to adjusted earnings as
presented later in

this report. Average

capital employed adjusted

refers to the

average of the

capital employed adjusted

values as of
31 December

for both

the current

and the

preceding year,

as presented

in the

table Calculation of

capital employed

and net

debt to
capital employed

ratio later in

this report.

Equinor uses

ROACE to

evaluate performance by

measuring how

effectively the

company
employs its

capital, whether

financed through

equity or

debt. An

IFRS Accounting

Standards measure

most directly

comparable to
ROACE would

be calculated

as the

ratio of net

income/(loss) to average

capital employed

that is

based on

Equinor’s gross interest-
bearing

financial

liabilities

as

recorded

in

the

Consolidated

balance

sheet,

excluding

cash,

cash

equivalents

and

current

financial
investments. ROACE

is used

as a

supplementary measure

and should

not be

viewed in

isolation or

as an

alternative to

measures
calculated

in

accordance

with

IFRS

Accounting

Standards,

including

income

before

financial

items,

income

taxes

and

minority
interest, or net income, or ratios based

on these figures. Forward-looking ROACE included in this report is not reconcilable to its most
directly comparable

IFRS Accounting

Standards measure

without unreasonable

efforts,

because the

amounts

included or

excluded
from IFRS Accounting Standards measures used to determine ROACE cannot be predicted with reasonable certainty.
Cash flows

from operations

after taxes

paid (CFFO after

taxes paid)
represents, and

is used

by management,

to evaluate cash
generated

from

operating

activities

after

taxes

paid,

which

is

available

for

investing

activities,

debt

servicing

and

distribution

to
shareholders. Cash

flows from

operations after

taxes paid

is not

a

measure of

our

liquidity under

IFRS Accounting

Standards and
should not be

considered in isolation

or as a

substitute for an

analysis of our

results as reported

in this report.

Our definition of

Cash
flows from

operations after

taxes paid

is limited

and does

not represent

residual cash

flows available

for discretionary

expenditures.
The

table

Calculation

of

CFFO

after

taxes

paid

and

net

cash

flow

later

in

this

report

provides

a

reconciliation

of

Cash

flows

from
operations after

taxes paid

to its

most directly

comparable IFRS

Accounting Standards

measure, Cash

flows provided

by operating
activities

before

taxes

paid

and

working

capital

items,

as

of

the

specified

dates.

Forward-looking

cash

flows

from

operations

after
taxes

paid

included

in

this

report

are

not

reconcilable

to

its

most

directly

comparable

IFRS

measure

without unreasonable

efforts,
because the amounts included or

excluded from such IFRS measure

to determine cash flows from operations

after taxes paid cannot
be predicted with reasonable certainty.
Net

cash

flow

(previously

named

free

cash

flow)
-

Net

cash

flow

represents,

and

is

used

by

management

to

evaluate,

cash
generated

from

operational

and

investing

activities

available

for

debt

servicing

and

distribution

to

shareholders.

The

name

of

the
measure was updated in the first quarter of 2023, but no changes have been made to the definition. Net cash flow is not a measure of
our

liquidity

under

IFRS

Accounting

Standards

and

should

not

be

considered

in

isolation

or

as

a

substitute

for

an

analysis

of

our
results as

reported in

this report.

Our definition

of Net

cash flow

is limited

and does

not represent

residual cash

flows available

for
discretionary

expenditures.

The

table

Calculation

of

CFFO

after

taxes

paid

and

net

cash

flow

later

in

this

report

provides

a
reconciliation of Net cash flow to its most directly comparable IFRS Accounting Standards measure, Cash flows provided by operating activities before taxes paid and working capital items, as of the specified dates.
For more information on our definitions and use of non-GAAP financial measures, see section 5.8

Use and reconciliation of non-
GAAP financial measures in Equinor's 2022 Integrated Annual Report.

Equinor fourth quarter 2023

Reconciliation of adjusted earnings
The table specifies the adjustments made to each of the profit and loss line item included in the net operating income/(loss) subtotal.
Items impacting net operating income/(loss) in the
fourth quarter of 2023
Equinor
group
Exploration
&
Production
Norway

Exploration
&
Production
Internationa
l
Exploration
&
Production
USA
Marketing,
Midstream
&
Processing
Rene-
wables
Other

(in USD million)
Total revenues and other income 29,054 10,076 1,889 1,165 28,668 20 (12,764)
Adjusting items (571) (205) 63 - (412) (17) (0)
Changes in fair value of derivatives (65) - 3 - (67) - -
Periodisation of inventory hedging effect (344) - - - (344) - -
Over-/underlift 102 16 86 - - - -
Gain/loss on sale of assets (264) (222) (25) - - (17) (0)
Adjusted total revenues and other income 28,483 9,871 1,952 1,165 28,257 2 (12,765)
Purchases [net of inventory variation] (13,804) 0 (45) - (26,330) 0 12,570
Adjusting items 132 - - - 89 - 43
Operational storage effects 89 - - - 89 - -
Eliminations 43 - - - - - 43
Adjusted purchases [net of inventory variation] (13,672) 0 (45) - (26,241) 0 12,613
Operating and administrative expenses

(3,279) (1,057) (540) (308) (1,384) (180) 190
Adjusting items 44 40 (19) (0) 19 4 -
Over-/underlift 21 40 (19) - - - -
Other adjustments 4 - - (0) - 4 -
Provisions 19 - - - 19 - -
Adjusted operating and administrative expenses

(3,235) (1,018) (559) (308) (1,365) (176) 190
Depreciation, amortisation and net impairments (2,821) (1,144) (913) (506) (220) (6) (31)
Adjusting items 303 - 310 - (7) - -
Impairment 303 - 310 - (7) - -
Adjusted depreciation, amortisation and net
impairments
(2,518) (1,144) (603) (506) (227) (6) (31)
Exploration expenses (402) (138) (55) (208) - - -
Adjusting items 25 - - 25 - - -
Impairment 25 - - 25 - - -
Adjusted exploration expenses (377) (138) (55) (184) - - -
Net operating income/(loss) 8,748 7,737 336 143 734 (166) (36)
Sum of adjusting items (67) (166) 354 25 (310) (13) 43
Adjusted earnings/(loss) 8,681 7,571 690 168 424 (179) 7
Tax on adjusted earnings (6,802) (6,001) (435) (90) (281) 33 (29)
Adjusted earnings/(loss) after tax 1,879 1,570 255 78 143 (146) (22)

Equinor fourth quarter 2023

Items impacting net operating income/(loss) in the
fourth quarter of 2022
Equinor
group
Exploration
&
Production
Norway
Exploration
&
Production
Internationa
l
Exploration
&
Production
USA
Marketing,
Midstream
&
Processing
Rene-
wables Other (in USD million)
Total revenues and other income 34,321 16,729 2,373 1,083 33,591 38 (19,495)
Adjusting items 1,181 239 (476) - 1,419 (23) 23
Changes in fair value of derivatives

1,744
1)
58 (378) -

2,065
1)
- -
Periodisation of inventory hedging effect

(646)
1)
- - -

(646)
1)
- -
Over-/underlift 181 257 (75) - - - -
Other adjustments (0) - (22) - - - 22
Gain/loss on sale of assets (98) (75) - - - (23) 0
Adjusted total revenues and other income

35,501
1)
16,968 1,897 1,083

35,010
1)
15 (19,472)
Purchases [net of inventory variation] (12,853) (0) (85) (0) (31,996) - 19,228
Adjusting items 72 - - - 27 - 46
Operational storage effects 27 - - - 27 - -
Eliminations 46 - - - - - 46
Adjusted purchases [net of inventory variation] (12,781) (0) (85) (0) (31,969) - 19,273
Operating and administrative expenses (3,304) (1,020) (511) (220) (1,614) (101) 161
Adjusting items 272 (34) 73 2 225 - 5
Over-/underlift 36 (34) 70 - - - -
Other adjustments 1 - (4) - - - 5
Gain/loss on sale of assets 9 - 7 2 - - -
Provisions 225 - - - 225 - -
Adjusted operating and administrative expenses (3,032) (1,053) (438) (217) (1,389) (101) 166
Depreciation, amortisation and net impairments (1,184) (1,222) 310 (13) (233) (1) (26)
Adjusting items (1,094) 3 (744) (350) (3) - -
Impairment 2 3 3 - (3) - -
Reversal of impairment (1,097) - (747) (350) - - -
Adjusted depreciation, amortisation and net
impairments
(2,279) (1,219) (433) (363) (236) (1) (26)
Exploration expenses (396) (101) (266) (29) - - 0
Adjusted exploration expenses (396) (101) (266) (29) - - 0
Net operating income/(loss) 16,584 14,386 1,822 821 (251) (63) (132)
Sum of adjusting items

430
1)
208 (1,147) (348)

1,667
1)
(23) 73
Adjusted earnings/(loss)

17,014
1)
14,594 676 474

1,416
1)
(87) (59)
Tax on adjusted earnings

(12,295)
1)
(11,294) (308) (24)

(585)
1)
(10) (73)
Adjusted earnings/(loss) after tax

4,719
1)
3,300 367 450

831
1)
(97) (132)
1) MMP segment and Equinor group are restated due

to amended principles for adjusting items; 'changes

in fair value of derivatives' and
'periodisation of inventory hedging effect'. For further information see Amended principles for Adjusted earnings in

the section ‘Use and
reconciliation of non-GAAP financial measures’ in

the Supplementary disclosures.

Equinor fourth quarter 2023

Items impacting net operating income/(loss) in the
third quarter of 2023
Equinor
group
Exploration
&
Production
Norway

Exploration
&
Production
Internationa
l
Exploration
&
Production
USA
Marketing,
Midstream
&
Processing
Rene-
wables Other (in USD million)
Total revenues and other income 26,024 7,938 1,990 1,162 25,712 (5) (10,773)
Adjusting Items (289) 226 (140) (32) (341) - (1)
Changes in fair value of derivatives (206) 20 (6) - (219) - -
Periodisation of inventory hedging effect (22) - - - (22) - -
Over-/underlift 72 206 (134) - - - -
Other adjustments (100) - - - (100) - -
Gain/loss on sale of assets (33) - - (32) - - (1)
Adjusted total revenues and other income 25,735 8,164 1,849 1,130 25,371 (5) (10,773)
Purchases [net of inventory variation] (12,269) (1) 58 - (22,987) - 10,661
Adjusting Items (123) - - - (97) - (27)
Operational storage effects (92) - - - (92) - -
Provisions (5) - - - (5) - -
Eliminations (27) - - - - - (27)
Adjusted purchases [net of inventory variation] (12,392) (1) 58 - (23,083) - 10,634
Operating and administrative expenses (2,715) (788) (541) (293) (1,181) (103) 191
Adjusting Items 12 (61) 83 - (13) 4 -
Over-/underlift 21 (61) 83 - - - -
Other adjustments 4 - - - - 4 -
Provisions (13) - - - (13) - -
Adjusted operating and administrative expenses (2,703) (849) (458) (293) (1,195) (100) 191
Depreciation, amortisation and net impairments (3,369) (1,695) (594) (181) (562) (303) (34)
Adjusting Items 943 588 - (290) 346 300 -
Impairment 1,234 588 - - 346 300 -
Reversal of Impairment (290) - - (290) - - -
Adjusted depreciation, amortisation and net
impairments
(2,426) (1,107) (594) (472) (217) (3) (34)
Exploration expenses (218) (120) (75) (23) - - -
Adjusting Items 28 - 28 - - - -
Impairment 28 - 28 - - - -
Adjusted exploration expenses (190) (120) (47) (23) - - -
Net operating income/(loss) 7,453 5,335 838 666 982 (412) 45
Sum of adjusting items 571 752 (29) (323) (106) 304 (27)
Adjusted earnings/(loss) 8,024 6,087 809 343 876 (108) 18
Tax on adjusted earnings (5,292) (4,743) (163) (82) (333) 11 17
Adjusted earnings/(loss) after tax 2,731 1,343 646 261 543 (97) 35

Equinor fourth quarter 2023

Items impacting net operating income/(loss) in the
full year of 2023
Equinor
group
Exploration
&
Production
Norway
Exploration
&
Production
Internationa
l
Exploration
&
Production
USA
Marketing,
Midstream
&
Processing
Rene-
wables Other (in USD million)
Total revenues and other income 107,174 38,340 7,032 4,319 105,908 17 (48,442)
Adjusting items (1,303) (128) (76) (32) (1,049) (17) (1)
Changes in fair value of derivatives (711) 128 (96) - (743) - -
Periodisation of inventory hedging effect (183) - - - (183) - -
Impairment from associated companies 1 - - - - 1 -
Over-/underlift 10 (35) 45 - - - -
Other adjustments (100) - - - (100) - -
Gain/loss on sale of assets (319) (221) (25) (32) (23) (17) (1)
Adjusted total revenues and other income 105,871 38,213 6,956 4,286 104,860 (0) (48,443)
Purchases [net of inventory variation] (48,175) (0) (70) - (95,769) 0 47,664
Adjusting items 173 - - - 36 - 137
Operational storage effects 41 - - - 41 - -
Provisions (5) - - - (5) - -
Eliminations 137 - - - - - 137
Adjusted purchases [net of inventory variation] (48,003) (0) (70) - (95,733) 0 47,801
Operating and administrative expenses

(11,800) (3,759) (2,176) (1,178) (4,916) (462) 692
Adjusting items 260 29 261 22 (72) 20 -
Over-/underlift 7 29 (22) - - - -
Other adjustments 36 - - 22 - 14 -
Gain/loss on sale of assets 289 - 283 - - 6 -
Provisions (72) - - - (72) - -
Adjusted operating and administrative expenses

(11,540) (3,730) (1,915) (1,156) (4,988) (442) 692
Depreciation, amortisation and net impairments (10,634) (5,017) (2,433) (1,489) (1,239) (312) (143)
Adjusting items 1,259 588 310 (290) 343 300 9
Impairment 1,550 588 310 - 343 300 9
Reversal of impairment (290) - - (290) - - -
Adjusted depreciation, amortisation and net
impairments
(9,374) (4,429) (2,123) (1,779) (897) (12) (134)
Exploration expenses (795) (476) (20) (299) - - -
Adjusting items 61 - 36 25 - - -
Impairment 61 - 36 25 - - -
Adjusted exploration expenses (734) (476) 16 (274) - - -
Net operating income/(loss) 35,770 29,087 2,332 1,353 3,984 (757) (229)
Sum of adjusting items 451 490 532 (277) (742) 303 145
Adjusted earnings/(loss) 36,220 29,577 2,863 1,076 3,242 (454) (84)
Tax on adjusted earnings (25,850) (23,083) (1,213) (304) (1,364) 63 51
Adjusted earnings/(loss) after tax 10,371 6,494 1,650 773 1,877 (391) (33)

Equinor fourth quarter 2023

Items impacting net operating income/(loss) in the
full year of 2022
Equinor
group
Exploration
&
Production
Norway
Exploration
&
Production
Internationa
l
Exploration
&
Production
USA
Marketing,
Midstream
&
Processing
Rene-
wables Other (in USD million)
Total revenues and other income 150,806 75,930 7,431 5,523 148,105 185 (86,367)
Adjusting Items 1,085 (487) 185 - 1,475 (110) 22
Changes in fair value of derivatives

1,593
1)
(263) 205 -

1,651
1)
- -
Periodisation of inventory hedging effect

(168)
1)
- - -

(168)
1)
- -
Impairment from associated companies 1 - - - - 1 -
Over-/underlift 510 507 3 - - - -
Other adjustments (0) - (22) - - - 22
Gain/loss on sale of assets (850) (731) - - (9) (111) (0)
Adjusted total revenues and other income

151,891
1)
75,443 7,616 5,523

149,580
1)
75 (86,345)
Purchases [net of inventory variation] (53,806) 0 (116) (0) (139,916) - 86,227
Adjusting Items (610) - - - (33) - (577)
Operational storage effects (33) - - - (33) - -
Eliminations (577) - - - - - (577)
Adjusted purchases [net of inventory variation] (54,415) 0 (116) (0) (139,949) - 85,650
Operating and administrative expenses (10,593) (3,782) (1,698) (938) (4,591) (265) 681
Adjusting Items 64 (54) 22 6 75 10 5
Over-/underlift (41) (54) 13 - - - -
Change in accounting policy 7 - 2 - - - 5
Gain/loss on sale of assets 23 - 7 6 - 10 -
Provisions 75 - - - 75 - -
Adjusted operating and administrative expenses (10,530) (3,836) (1,675) (933) (4,516) (255) 686
Depreciation, amortisation and net impairments (6,391) (4,167) (1,731) (361) 14 (4) (142)
Adjusting Items (2,488) (819) 286 (1,060) (895) - -
Impairment 1,111 3 1,033 - 75 - -
Reversal of impairment (3,598) (821) (747) (1,060) (970) - -
Adjusted depreciation, amortisation and net
impairments
(8,879) (4,986) (1,445) (1,422) (881) (4) (142)
Exploration expenses (1,205) (366) (638) (201) - - 0
Adjusting Items 59 4 65 (11) - - -
Impairment 85 4 65 15 - - -
Reversal of impairment (26) - - (26) - - -
Adjusted exploration expenses (1,146) (361) (573) (212) - - 0
Net operating income/(loss) 78,811 67,614 3,248 4,022 3,612 (84) 399
Sum of adjusting items

(1,890)
1)
(1,355) 559 (1,065)

621
1)
(100) (550)
Adjusted earnings/(loss)

76,921
1)
66,260 3,806 2,957

4,234
1)
(184) (151)
Tax on adjusted earnings

(54,241)
1)
(51,373) (1,248) (79)

(1,517)
1)
14 (38)
Adjusted earnings/(loss) after tax

22,680
1)
14,887 2,558 2,878

2,717
1)
(171) (189)
1) MMP segment and Equinor group are restated due

to amended principles for adjusting items; 'changes

in fair value of derivatives' and
'periodisation of inventory hedging effect'. For further information see Amended principles for Adjusted earnings in

the section 'Use and
reconciliation of non-GAAP financial measures' in

the Supplementary disclosures.

Equinor fourth quarter 2023

Adjusted earnings after tax by reporting segment
Quarters
Q4 2023 Q3 2023 Q4 2022
1)
(in USD million)
Adjusted
earnings
Tax on
adjusted
earnings
Adjusted
earnings
after tax
Adjusted
earnings
Tax on
adjusted
earnings
Adjusted
earnings
after tax
Adjusted
earnings
Tax on
adjusted
earnings
Adjusted
earnings
after tax
E&P Norway 7,571 (6,001) 1,570 6,087 (4,743) 1,343 14,594 (11,294) 3,300
E&P International 690 (435) 255 809 (163) 646 676 (308) 367
E&P USA 168 (90) 78 343 (82) 261 474 (24) 450
MMP 424 (281) 143 876 (333) 543 1,416 (585) 831
REN (179) 33 (146) (108) 11 (97) (87) (10) (97)
Other 7 (29) (22) 18 17 35 (59) (73) (132)
Equinor group 8,681 (6,802) 1,879 8,024 (5,292) 2,731 17,014 (12,295) 4,719
Effective tax rates on adjusted
earnings 78.4% 66.0% 72.3%
1)
1) MMP segment and Equinor group have been restated

due to amended principles for adjusting items;

'changes in fair value of derivatives'
and 'periodisation of inventory hedging effect'. For

further information see Amended principles for Adjusted

earnings in the section ‘Use and
reconciliation of non-GAAP financial measures’ in

the Supplementary disclosures.
Full year
2023 2022
1)
(in USD million)
Adjusted
earnings
Tax on
adjusted
earnings
Adjusted
earnings
after tax
Adjusted
earnings
Tax on
adjusted
earnings
Adjusted
earnings
after tax
E&P Norway 29,577 (23,083) 6,494 66,260 (51,373) 14,887
E&P International 2,863 (1,213) 1,650 3,806 (1,248) 2,558
E&P USA 1,076 (304) 773 2,957 (79) 2,878
MMP 3,242 (1,364) 1,877 4,234 (1,517) 2,717
REN (454) 63 (391) (184) 14 (171)
Other (84) 51 (33) (151) (38) (189)
Equinor group 36,220 (25,850) 10,371 76,921 (54,241) 22,680
Effective tax rates on adjusted earnings 71.4% 70.5%
1)
1) MMP segment and Equinor group are restated due

to amended principles for adjusting items; 'changes

in fair value of derivatives' and
'periodisation of inventory hedging effect'. For further information see Amended principles for Adjusted earnings in

the section ‘Use and
reconciliation of non-GAAP financial measures’ in

the Supplementary disclosures.

Equinor fourth quarter 2023

Reconciliation of adjusted earnings after tax to net income

Reconciliation of adjusted earnings after tax to net income

Quarters Full year
(in USD million)
Q4 2023 Q3 2023 Q4 2022 2023 2022
Net operating income/(loss) A 8,748 7,453 16,584 35,770 78,811
Income tax less tax on net financial items B 6,574 5,003 6,544 25,724 50,098
Net operating income after tax C = A-B 2,174 2,450 10,039 10,046 28,713
Items impacting net operating income/(loss)
1) 2)
D (67) 571

430
2)
451

(1,890)
2)
Tax on items impacting net operating income/(loss)
2)
E 228 289

5,750
2)
126

4,143
2)
Adjusted earnings after tax*
2)
F = C+D-E 1,879 2,731

4,719
2)
10,371

22,680
2)
Net financial items G 589 13 (2,115) 2,114 (207)
Tax on net financial items H (155) 39 (28) (256) 237
Net income/(loss) I = C+G+H 2,608 2,501 7,897 11,904 28,744
1) For items impacting net operating income/(loss),

see Reconciliation of adjusted earnings in the Supplementary disclosures.
2) Restated.

For more information, see Amended principles for

Adjusted earnings in the section ‘Use and

reconciliation of non-GAAP
financial measures’ in the Supplementary disclosures.
Adjusted exploration expenses Quarters Change Full year
(in USD million) Q4 2023 Q3 2023 Q4 2022 Q4 on Q4 2023 2022 Change
E&P Norway exploration expenditures 213 179 144 48% 662 493 34%
E&P International exploration expenditures 125 52 114 10% 301 445 (32%)
E&P USA exploration expenditures 86 110 50 71% 312 149 >100%
Group exploration expenditures 423 341 307 38% 1,275 1,087 17%
Expensed, previously capitalised exploration expenditures 3 24 183 (98%) (114) 283 N/A
Capitalised share of current period's exploration activity (49) (175) (95) (48%) (427) (224) 91%
Impairment (reversal of impairment) 25 28 0 >100% 61 59 4%
Exploration expenses according to IFRS Accounting

Standards
402 218 396 1% 795 1,205 (34%)
Items impacting net operating income/(loss)
1)
(25) (28) (0) >100% (61) (59) 4%
Adjusted exploration expenses* 377 190 396 (5%) 734 1,146 (36%)
1) For items impacting net operating income/(loss),

see Reconciliation of adjusted earnings in the Supplementary disclosures.

Equinor fourth quarter 2023

Calculated ROACE
Calculated ROACE based on IFRS Accounting Standards
31 December

(in USD million, except percentages) 2023 2022
Net income/(loss) A 11,904 28,744
Average total equity 1 51,244 46,506
Average current finance debt and lease liabilities 6,446 6,001
Average non-current finance debt and lease liabilities 25,536 28,202
- Average cash and cash equivalents (12,610) (14,853)
- Average current financial investments (29,550) (25,561)
Average net-interest bearing debt 2 (10,178) (6,210)
Average capital employed B = 1+2 41,066 40,296
Calculated ROACE based on Net income/loss and

capital employed
A/B 29.0% 71.3%
Calculated ROACE based on Adjusted earnings after

tax and capital employed adjusted
31 December

(in USD million, except percentages) 2023 2022
Adjusted earnings after tax A 10,371

22,680
1)
Average capital employed adjusted B 41,731 41,134
Calculated ROACE based on Adjusted earnings

after tax and capital employed
A/B 24.9% 55.1%
1)
1) Restated.

For more information, see Amended principles for

Adjusted earnings in the section ‘Use and

reconciliation of non-GAAP financial
measures’ in the Supplementary disclosures.

Equinor fourth quarter 2023

Calculation of CFFO after taxes paid and net cash flow
CFFO information Quarters Change Full year
(in USD million) Q4 2023 Q3 2023 Q4 2022 Q4 on Q4 2023 2022 Change
Cash flows provided by operating activities before

taxes paid and
working capital items 10,890 11,336 20,988 (48%) 48,016 83,608 (43%)
Taxes Paid (8,103) (3,743) (14,188) (43%) (28,276) (43,856) (36%)
Cash flow from operations after taxes

paid (CFFO after taxes
paid) 2,787 7,594 6,800 (59%) 19,741 39,752 (50%)
Net Cash Flow Information Quarters Change Full year
(in USD million) Q4 2023 Q3 2023 Q4 2022 Q4 on Q4 2023 2022 Change
Cash flow from operations after taxes paid (CFFO

after taxes paid)
2,787 7,594 6,800 (59%) 19,741 39,752 (50%)
(Cash used)/received in business combinations (40) (100) (0) >100% (1,195) 147 N/A
Capital expenditures and investments

(3,031) (2,652) (2,376) 28% (10,575) (8,758) 21%
(Increase)/decrease in other interest-bearing items 92 (219) 7 >100% (87) (23) >100%
Proceeds from sale of assets and businesses

154 (0) 47 >100% 272 966 (72%)
Dividend paid

(2,706) (2,613) (2,231) 21% (10,906) (5,380) >100%
Share buy-back

(518) (531) (577) (10%) (5,589) (3,315) 69%
Net Cash Flow (3,262) 1,479 1,669 N/A (8,340) 23,388 N/A

Equinor fourth quarter 2023

Calculation of capital employed and net debt to capital employed ratio
Calculation of capital employed and net debt to capital

employed ratio
At 31 December

At 31 December
(in USD million) 2023 2022
Shareholders' equity 48,490 53,988
Non-controlling interests 10 1
Total equity

A 48,500 53,989
Current finance debt and lease liabilities 7,275 5,617
Non-current finance debt and lease liabilities 24,521 26,551
Gross interest-bearing debt B 31,796 32,168
Cash and cash equivalents 9,641 15,579
Current financial investments 29,224 29,876
Cash and cash equivalents and financial investment

C 38,865 45,455
Net interest-bearing debt [9] B1 = B-C (7,069) (13,288)
Other interest-bearing elements

1)
2,030 6,538
Net interest-bearing debt adjusted normalised for

tax payment, including lease liabilities*
B2 (5,040) (6,750)
Lease liabilities 3,570 3,668
Net interest-bearing debt adjusted* B3 (8,610) (10,417)
Calculation of capital employed*
Capital employed A+B1 41,431 40,701
Capital employed adjusted, including lease liabilities A+B2 43,460 47,239
Capital employed adjusted A+B3 39,890 43,571
Calculated net debt to capital employed*
Net debt to capital employed (B1)/(A+B1) (17.1%) (32.6%)
Net debt to capital employed adjusted, including

lease liabilities
(B2)/(A+B2) (11.6%) (14.3%)
Net debt to capital employed adjusted (B3)/(A+B3) (21.6%) (23.9%)
1)
Other interest-bearing elements are cash and

cash equivalents adjustments regarding collateral

deposits classified as cash and cash
equivalents in the Consolidated balance sheet but

considered as non-cash in the non-GAAP calculations

as well as financial investments
in Equinor Insurance AS classified as current financial

investments.

Equinor fourth quarter 2023

FORWARD

-LOOKING STATEMENTS

This report

contains certain

forward-looking statements

that involve

risks and

uncertainties. In

some cases,

we use

words such

as
"ambition", "continue",

"could", "estimate",

"intend", "expect",

"believe", "likely",

"may", "outlook",

"plan", "strategy",

"will", "guidance",
"targets", and similar expressions to identify forward-looking statements. Forward-looking statements include all statements other than statements

of

historical

fact,

including,

among

others,

statements

regarding

Equinor's

plans,

intentions,

aims,

ambitions

and
expectations;

the

commitment

to

develop

as

a

broad

energy

company

and

diversify

its

energy

mix;

the

ambition

to

be

a

leading
company in

the energy

transition and

reduce net

group-wide greenhouse

gas emissions;

our ambitions

and expectations

regarding
decarbonisation; future financial

performance, including earnings,

cash flow and

liquidity; the

ambition to

grow cash

flow and

returns
and improve

ROACE*; expectations

regarding progress

on the

energy transition

plan; expectations

regarding cash

flow and

returns
from Equinor’s oil and gas

portfolio, CCS projects and

renewables and low carbon solutions

portfolio; our expectations and ambitions
regarding operated emissions, annual Co2 storage and carbon intensity; plans to develop fields; expectations, plans and ambitions for renewables production capacity and Co2 transport and storage and investments in renewables and low carbon solutions; expectations and plans regarding

development of renewables projects,

CCUS and hydrogen businesses

and production of

low carbon energy and
CCS;

our

intention

to

optimise

our

portfolio;

break-even

considerations,

targets

and

other

metrics

for

investment

decisions;

future
worldwide economic

trends, market

outlook and

future economic

projections and

assumptions, including

commodity price,

currency
and

refinery

assumptions;

estimates

of

proved

reserves;

organic

capital

expenditures

through

2024;

expectations

and

estimates
regarding

production

and

development

and

execution

of

projects;

expectations

regarding

oil

and

gas

and

renewable

power
production;

estimates

regarding

tax

payments;

the

ambition

to

keep

unit

of

production

cost

in

the

top

quartile

of

our

peer

group;
scheduled maintenance

activity and

the effects

thereof on

equity production;

completion and

results of

acquisitions and

disposals;
expected amount

and

timing of

dividend payments

and

the

implementation of

our

share

buy-back programme;

and

provisions and
contingent

liabilities.

You

should

not

place

undue

reliance

on

these

forward-looking

statements.

Our

actual

results

could

differ
materially from those anticipated in the forward-looking statements for many reasons.
These

forward-looking statements

reflect

current views

about future

events,

are based

on management’s

current expectations

and
assumptions

and

are,

by

their

nature,

subject

to

significant

risks

and

uncertainties

because

they

relate

to

events

and

depend

on
circumstances that

will occur

in the

future. There

are a

number of

factors that could

cause actual

results and

developments to

differ
materially from

those expressed or

implied by

these forward-looking

statements, including levels

of industry

product supply,

demand
and pricing,

in particular

in light

of significant

oil price

volatility; unfavourable

macroeconomic conditions

and inflationary

pressures;
exchange

rate

and

interest

rate

fluctuations;

levels

and

calculations

of

reserves

and

material differences

from

reserves

estimates;
regulatory stability and

access to resources,

including attractive low

carbon opportunities; the

effects of

climate change and

changes
in

stakeholder

sentiment

and

regulatory

requirements

regarding

climate

change;

changes

in

market

demand

and

supply

for
renewables;

inability

to

meet

strategic

objectives;

the

development

and

use

of

new

technology;

social

and/or

political

instability,
including as a result of

Russia’s invasion of Ukraine and

the conflict in the

Middle East; failure to prevent or

manage digital and cyber
disruptions to our

information and operational

technology systems and

those of

third parties on

which we rely;

operational problems,
including

cost

inflation

in

capital

and

operational

expenditures;

unsuccessful

drilling;

availability

of

adequate

infrastructure

at
commercially viable

prices; the

actions of

field partners

and other

third-parties; reputational

damage; the

actions of

competitors; the
actions of

the Norwegian state

as majority shareholder

and exercise of

ownership by the

Norwegian state; changes

or uncertainty

in
or non-compliance

with laws

and

governmental regulations;

adverse changes

in tax

regimes; the

political and

economic policies

of
Norway

and

other

oil-producing

countries;

regulations

on

hydraulic

fracturing

and

low-carbon

value

chains;

liquidity,

interest

rate,
equity and

credit risks;

risk of

losses relating

to trading

and commercial

supply activities;

an inability

to attract

and retain

personnel;
ineffectiveness

of

crisis

management

systems;

inadequate

insurance

coverage;

health,

safety

and

environmental

risks;

physical
security risks

to personnel,

assets, infrastructure and

operations from

hostile or

malicious acts; failure

to meet

our ethical

and social
standards; non-compliance

with international

trade sanctions;

and other

factors discussed

elsewhere in

this report

and in

Equinor's
Integrated

Annual

Report

for

the

year

ended

December

31,

2022

(including

section

5.2

-

Risk

factors

thereof).

Equinor's

2022
Integrated Annual Report is available at Equinor's website www.equinor.com.
Although we believe

that the expectations

reflected in the

forward-looking statements are reasonable,

we cannot assure

you that our
future results, level of activity,

performance or achievements will meet these

expectations. Moreover, neither we

nor any other person
assumes responsibility

for the accuracy

and completeness of

the forward-looking statements.

Any forward-looking statement

speaks
only as of the date on which such statement is made, and, except as required by applicable law,

we undertake no obligation to update
any of these statements after the date of this report, either to make them conform to actual results or changes in our expectations.
We

use

certain terms

in

this document,

such as

"resource" and

"resources", that

the

SEC's rules

prohibit

us

from including

in

our
filings

with the

SEC.

U.S.

investors are

urged

to closely

consider

the

disclosures in

our

Annual Report

on

Form 20-F

for

the

year
ended December 31,

2022, SEC File

No. 1-15200. This

form is available on

our website or

by calling 1-800-SEC-0330 or

logging on
to www.sec.gov

Equinor fourth quarter 2023

END NOTES
1.
The group's average liquids price

is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL).
2.
The refining reference margin

is a typical gross margin and will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory, etc
3.
Liquids volumes

include oil, condensate and NGL, exclusive of royalty oil. The 2022 liquid volumes were restated in the first
quarter 2023 due to a change in the calculation methodology. See table below for further information.
4.
Equity volumes

represent produced volumes under a
production sharing agreement (PSA)

that correspond to Equinor’s
ownership share in a field. Entitlement volumes , on the other hand, represent Equinor’s share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil.
Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return
on investment to the partners and/or production from the licence. Consequently, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes,
whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, the US, Canada and Brazil.

5.
Transactions with the Norwegian State.

The Norwegian State, represented by the Ministry of Trade, Industry and Fisheries, is
the majority shareholder of Equinor and it also holds major investments in other entities. This ownership structure means that
Equinor participates in transactions with many parties that are under a common ownership structure and therefore meet the
definition of a related party. Equinor purchases liquids and natural gas from the Norwegian State, represented by SDFI (the
State's Direct Financial Interest). In addition, Equinor sells the State's natural gas production in its own name, but for the
Norwegian State's account and risk, and related expenditures are refunded by the State.
6.
The production guidance reflects our estimates of proved reserves calculated in accordance with US Securities and Exchange
Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates.

7.
The group's average realised piped gas prices

include all realised piped gas sales, including both physical sales and related paper positions. The realised piped gas price Europe for 2022 was restated in the first quarter of 2023 due to a change in the
definition and exclusion of LNG. This was done to report a realised European gas price that is comparable to relevant European
piped gas references/market prices. See table below for further information.
8.
The internal transfer price

paid from the MMP segment to the E&P Norway and E&P USA segments.
9.
Since different legal entities in the group lend to projects and others borrow from banks, project financing through external bank
or similar institutions is not netted in the balance sheet and results in over-reporting of the debt stated in the balance sheet
compared to the underlying exposure in the group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian government are offset against receivables on the SDFI. Some interest-bearing
elements are classified together with non-interest bearing elements and are therefore included when calculating the net interest-
bearing debt.
Liquid sales volume restatement (mmbl) Q1 2022 Q2 2022 Q3 2022 Q4 2022
Full year
2022
Liquid sales volume (old) 185.5 180.5 182.9 191.2 740.1
Liquid sales volume (new) 211.6 195.4 196.8 212.1 815.9
Average invoiced gas price restatement (mmbtu) Q1 2022 Q2 2022 Q3 2022 Q4 2022
Full year
2022
Average invoice gas price - Europe (old) 29.60 27.18 43.65 29.80 32.46
Realised piped gas price Europe (new) 30.25 27.43 44.37 29.84 32.84

Equinor fourth quarter 2023

Signatures
Pursuant to the requirements of the Securities

Exchange Act of 1934, the registrant has duly

caused this report to be signed on its behalf

by
the undersigned, thereunto duly authorised.
EQUINOR ASA
(Registrant)
Dated: 7 February, 2024
By: ___/s/ Torgrim Reitan
Name: Torgrim Reitan
Title:

Chief Financial Officer